SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter International Inc.

and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3

Notes to Financial Statements	4-15

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2013	16-65

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (“the Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 25, 2014

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012 (in thousands)

	2013	2012
Assets
Investments
Cash and cash equivalents	$35,266	$47,603
Common stock (including securities on loan of $1,927 in 2013 and $2,821 in 2012)	493,958	444,196
U.S. government and government agency issues (including securities on loan of $5,325 in 2013 and $8,091 in 2012)	31,124	28,292
Corporate and other obligations (including securities on loan of $6,520 in 2013 and $7,559 in 2012)	38,500	40,509
Commingled funds	977,799	381,516
Synthetic guaranteed investment contracts	733,857	777,297
Registered investment companies	14,879	307,109
Collateral held on loaned securities	14,078	18,842

Total investments at fair value	2,339,461	2,045,364

Receivables
Notes receivables from participants	47,054	43,079
Sponsor contributions	23,109	18,963
Accrued interest and dividends	2,251	1,975
Due from brokers for securities sold	800	1,415

Total receivables	73,214	65,432

Total assets	2,412,675	2,110,796

Liabilities
Accounts payable	5,985	6,126
Collateral to be paid on loaned securities	14,078	18,842

Total liabilities	20,063	24,968

Net assets available for benefits, reflecting investments at fair value	2,392,612	2,085,828
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,932)	(68,692)

Net assets available for benefits	$2,355,680	$2,017,136

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012 (in thousands)

	2013	2012
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$273,896	$168,628
Interest	25,520	28,982
Dividends	9,905	14,771

Net investment income	309,321	212,381

Participant loan interest	3,744	3,525

Contributions
Sponsor	68,003	59,471
Participant	110,936	92,936

	178,939	152,407

Total additions	492,004	368,313

Deductions from net assets attributed to
Benefits paid	151,562	161,649
Plan expenses	6,845	7,138

Total deductions	158,407	168,787

Increase before transfer	333,597	199,526
Transfer from other plan (Refer to Note 11)	4,947	19,658
Net increase	338,544	219,184

Net assets available for benefits
Beginning of year	2,017,136	1,797,952

End of year	$2,355,680	$2,017,136

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan the predecessor of which originally became effective on January 1, 1960. The Plan was created for the purpose of providing retirement benefits to United States employees of Baxter International Inc. (the Sponsor or the Company) and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $17,500 and $17,000 a year in 2013 and 2012, respectively. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $5,500 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3% and 4% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participants who contribute at least 4% of their compensation is 3.5% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon. The additional non-matching contributions become fully vested after three years of service. Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Upon enrollment in the Plan, a participant may direct contributions into any of 20 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, State Street Global Advisors S&P 500 Flagship Fund (SSgA S&P 500 Fund), State Street Global Advisors International EAFE Equity Index Fund (SSgA EAFE Equity Fund), State Street Global Advisors Small Cap Fund (SSgA Small Cap Fund), Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund), ten different Target Date Retirement Funds and the Self-Managed Fund. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Certain reclassifications have been made to conform the prior period financial statements to the current period presentation.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of certain funds are to track the performances of the S&P 500, Europe, Australasia and the Far East (EAFE), or Russell 2000 indexes. In addition, these funds include

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

target date retirement funds, whose objective is to provide investors, who have a specific date in mind for retirement with a portfolio of investments. The underlying investments for all funds vary, with some holding diversified portfolios of domestic stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. In addition, this investment in 2013 includes an individual separate account with Metropolitan Life Insurance Company (MetLife). The value of this separate account is based upon the unit value provided by MetLife as of the Plan’s financial statement date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities primarily of the account, managed by a sub-advisor of the insurance company, consist of fixed income securities. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Bank of America N.A. and MetLife. During 2013, certain assets underlying the synthetic GICs were transferred to an individual separate account with MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair values of the wrapper contracts were a loss of $129 thousand and a loss of $991 thousand at December 31, 2013 and 2012, respectively.

While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $696.9 million and $708.6 million at December 31, 2013 and 2012, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.0% and 2.2% at December 31, 2013 and 2012, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 2.7% and 3.4% for the years ended December 31, 2013 and 2012. The credit ratings for Transamerica were AA- at both December 31, 2013 and 2012, the credit ratings for Bank of America N.A. were A at both December 31, 2013 and 2012, and the credit rating for MetLife was AA- at December 31, 2013.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from broker for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
	Balance at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$35,266	$—	$35,266	$—
Common stock:
Healthcare	247,490	247,490	—	—
Consumer products	73,664	73,664	—	—
Information technology	65,805	65,805	—	—
Financial services	26,321	26,321	—	—
Industrial services and materials	32,801	32,801	—	—
Energy	17,939	17,939	—	—
Other	29,938	29,938	—	—

Total common stock	493,958	493,958	—	—

U.S. government and government agency issues	31,124	—	31,124	—
Corporate and other obligations	38,500	—	38,500	—
Commingled funds:
SSgA S&P 500 fund	279,286	—	279,286	—
SSgA EAFE equity fund	111,718	—	111,718	—
SSgA Small cap fund	142,953	—	142,953	—
Target date retirement funds	424,925	—	424,925	—
Other	18,917	—	18,917	—

Total commingled funds	977,799	—	977,799	—

Registered investment companies	14,879	14,879	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	232,411	—	232,411	—
U.S. government and government agency issues	312,816	—	312,816	—
Individual separate account	172,672	—	172,672	—
Cash and cash equivalents	16,087	—	16,087	—
Wrapper contracts	(129)	—	—	(129)

Total synthetic guaranteed investment contracts	733,857	—	733,986	(129)

Collateral held on loaned securities	14,078	—	14,078	—

Total assets	$2,339,461	$508,837	$1,830,753	$(129)

Liability
Collateral to be paid on loaned securities	$14,078	$1,957	$12,121	$—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

		Basis of Fair Value Measurement
	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$47,603	$—	$47,603	$—
Common stock:
Healthcare	233,821	233,821	—	—
Consumer products	51,020	51,020	—	—
Information technology	57,333	57,333	—	—
Financial services	30,371	30,371	—	—
Industrial services and materials	29,686	29,686	—	—
Energy	14,125	14,125	—	—
Other	27,840	27,840	—	—

Total common stock	444,196	444,196	—	—

U.S. government and government agency issues	28,292	—	28,292	—
Corporate and other obligations	40,509	—	40,509	—
Commingled funds:
SSgA S&P 500 fund	197,250		197,250
SSgA EAFE equity fund	90,079		90,079
SSgA Small cap fund	94,187	—	94,187	—

Total commingled funds	381,516	—	381,516	—

Registered investment companies:
Target date retirement funds	291,573	291,573	—	—
Self-managed funds	12,772	12,772	—	—
Other	2,764	2,764	—	—

Total registered investment companies	307,109	307,109	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	293,972	—	293,972	—
U.S. government and government agency issues	442,114	—	442,114	—
Cash and cash equivalents	42,202	—	42,202	—
Wrapper contracts	(991)	—	—	(991)

Total synthetic guaranteed investment contracts	777,297	—	778,288	(991)

Collateral held on loaned securities	18,842	—	18,842	—

Total assets	$2,045,364	$751,305	$1,295,050	$(991)

Liability
Collateral to be paid on loaned securities	$18,842	$2,859	$15,983	$—

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. In 2013, due to a change in the structure of the investment, the target date retirement funds are now classified as commingled funds. In 2012 they were classified as registered investment companies. The fair value of commingled funds is valued based upon the net asset value of the underlying securities and is classified as Level 2.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2011	$(343)
Unrealized losses (relating to assets held at end of year)	(648)

Balance at December 31, 2012	(991)

Additions	65
Unrealized gains (relating to assets held at end of year)	797

Balance at December 31, 2013	$(129)

The unrealized losses from the wrapper contracts are excluded from the net appreciation reported for the Plan, but instead are reflected in the change in the adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits. The additions are due to the new contract with MetLife as detailed in Note 2.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 are summarized as follows:

(in thousands, except per share data)	2013	2012
Baxter common stock, 2,585,408 shares and 2,516,782 shares at December 31, 2013 and 2012, respectively	$179,815	$167,769
SSgA S&P 500 Fund	279,286	197,250
MetLife Individual Separate Account	172,672	*
SSgA Small Cap Fund	142,953	*

*	Does not meet 5% threshold

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investments as of December 31, 2013 and 2012 are segregated into various investment fund options as follows:

	2013	2012
(in thousands)
Cash (available for investment)	$6,121	$6,597
Stable Income Fund	748,611	803,238
Baxter Common Stock Fund	181,520	168,607
Composite Fund	158,846	154,624
General Equity Fund	183,162	151,465
Cardinal Health Common Stock Fund	7,307	4,847
SSgA S&P 500 Fund	279,286	197,250
SSgA EAFE Equity Fund	111,718	90,079
Edwards Lifesciences Common Stock Fund	12,935	19,658
SSgA Small Cap Fund	142,953	94,187
Northern Trust Domestic Mid Cap	14,293	—
SSgA Emerging Markets Fund	4,624	—
Self-Managed Fund	49,082	44,397
Target Date Retirement Funds	424,925	291,573
Collateral held on loaned securities	14,078	18,842

Total investments at fair value	2,339,461	2,045,364
Adjustment from fair value to contract value for Stable Income Fund	(36,932)	(68,692)

Total investments	$2,302,529	$1,976,672

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2013	2012
(in thousands)
Baxter common stock	$7,864	$48,002
Other common stock	76,699	38,620
U.S. government and government agency issues	(1,653)	38
Corporate and other obligations	(1,752)	3,365
Commingled funds	191,201	54,283
Registered investment companies	1,537	24,320

	$273,896	$168,628

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

proceeds from the collateral for such a loan to make the Plan whole. The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2013 and 2012, the Plan had securities on loan with a fair value of $13.8 million and $18.5 million, respectively, with cash collateral received of $14.1 million and $18.8 million, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2013 and 2012, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2013 and 2012 the cash collateral received is reflected at its fair value of $14.1 million and $18.8 million in the 2013 and 2012 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $1.7 million received for securities on loan at December 31, 2013, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2013 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. The Plan did not receive any non-cash collateral for securities on loan at December 31, 2012. Securities lending income allocated to the Plan amounted to $32 thousand and $45 thousand for 2013 and 2012, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated September 16, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2013 and 2012, the Plan held units of participation in certain shares of common stock of State Street Corporation, commingled funds and short-term investment funds of State Street Bank and Trust

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Company, and units of registered investment companies of SSgA, the Plan trustee; shares of common stock and bonds of Baxter, the Plan sponsor; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock and units of registered investment companies managed by AllianceBernstein, an investment manager for the Plan; units of registered investment companies managed by Loomis Sayles, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts; shares of common stock, bonds, an individual separate account and interest rate wrapper contracts of MetLife, issuer of the Plan’s fully benefit-responsive contracts; units of commingled funds managed by Northern Trust Corporation, an investment manager for the Plan; and units of registered investment companies in various affiliates of ING Institutional Plan Services, LLC, the recordkeeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

11.	Plan Merger

During 2012, Baxter acquired Sigma International General Medical Apparatus, LLC (SIGMA). The SIGMA 401(k) Plan was merged into the Plan effective July 2013. As a result of this merger, total assets of approximately $4.9 million were transferred into the Plan.

During 2011, Baxter acquired Baxa Corporation (Baxa). The Baxa 401(k) Plan was merged into the Plan effective October 2012. As a result of this merger, total assets of approximately $19.7 million were transferred into the Plan.

12.	Subsequent Event

On March 27, 2014, Baxter announced plans to create two separate, independent global healthcare companies – one focused on developing and marketing innovative biopharmaceuticals and the other on life-saving medical products. The transaction is intended to take the form of a tax-free distribution to Baxter shareholders of publicly traded stock in the new biopharmaceuticals company. The transaction is expected to be completed by mid-year 2015, subject to market, regulatory and certain other conditions, including final approval by the Baxter Board of Directors, receipt of a favorable opinion and/or rulings with respect to the tax-free nature of the transaction, and the effectiveness of a Form 10 registration statement that will be filed with the SEC. Any impact on the Plan as of the issuance date is unknown to the Plan Management.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash & Cash Equivalents:
	Australian Dollar	Cash	—	$190
*	SSGA Money Market Fund	Short-Term Investment Fund	—	9,264,693
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	26,001,246

				$35,266,129

**	Common Stock:
	1st Finl Svcs Corp	Common Stock	—	6,270
	22nd Centy Group Inc	Common Stock	—	19,260
	3D Systems Corp	Common Stock	—	10,129
	3Dicon Corp	Common Stock	—	145
	3M Company	Common Stock	—	24,017
	8X8 Inc	Common Stock	—	6,395
	ABB LTD	Common Stock	—	31,285
	Abbott Laboratories	Common Stock	—	2,404,065
	Abbott Laboratories	Common Stock	—	161,299
	Abbvie Inc	Common Stock	—	91,458
	Access Pharmaceuticals Inc	Common Stock	—	5,411
	Acclaim Entertainment Inc	Common Stock	—	—
	Ace Ltd	Common Stock	—	1,369,899
	Achillion Pharmaceuticals Inc	Common Stock	—	3,319
	Acorda Therapeutics Inc	Common Stock	—	14,600
	Activision Blizzard Inc	Common Stock	—	3,566
	Adaptive Broadband Corp	Common Stock	—	—
	Adarna Energy Corp	Common Stock	—	—
	Adobe Systems Inc	Common Stock	—	1,916,188
	Adolor Corporation Escrow	Common Stock	—	—
	ADT Corp	Common Stock	—	445
	Advanced Micro Devices Inc	Common Stock	—	27,477
	Advanced Optics Electronics Inc	Common Stock	—	—
	Advansource Biomaterials Corp	Common Stock	—	128
	Advanta Corp	Common Stock	—	—
	Aeropostale	Common Stock	—	909
	AES Corp	Common Stock	—	772,278
	Aethlon Medical Inc	Common Stock	—	16,898
	Affymax Inc	Common Stock	—	1,716
	Aflac Inc	Common Stock	—	12,556
	Agco Corp	Common Stock	—	26,384
	Agenus Inc	Common Stock	—	8,018
	Agilent Technologies Inc	Common Stock	—	683,318
	Agnico Eagle Mines Ltd	Common Stock	—	13,834
	Akorn Inc	Common Stock	—	55,395
	Aksys Ltd	Common Stock	—	2
	Alcatel Lucent	Common Stock	—	22,396
	Alcoa Inc	Common Stock	—	619,302
	Alcoa Inc	Common Stock	—	15,646

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Alexco Resource Corp	Common Stock	—	8,820
	Alexion Pharmaceuticals Inc	Common Stock	—	3,229,191
	Alj Regl Hldgs Inc	Common Stock	—	1,550
	All Amern Gold Corp	Common Stock	—	3
	Allergan Inc	Common Stock	—	3,336
	Allergan Inc	Common Stock	—	3,471,140
	Allergan Inc	Common Stock	—	811,680
	Alliance Pharmaceutical Corp	Common Stock	—	—
*	Alliancebernstein Hldg LP	Common Stock	—	11,131
	Allied Irish Banks	Common Stock	—	4,942
	Allscripts Healthcare Solutions Inc	Common Stock	—	7,452
	Allstate Corp	Common Stock	—	29,885
	Almaden Minerals Ltd	Common Stock	—	11,174
	Alnylam Pharmaceuticals Inc	Common Stock	—	6,430
	Alon USA Energy Inc	Common Stock	—	9,097
	Alternative Living Services	Common Stock	—	—
	Altria Group Inc	Common Stock	—	127,995
	Aluminum Corp China Ltd	Common Stock	—	148
	Amag Pharmaceuticals Inc	Common Stock	—	2,914
	Amarantus Bioscience Hldgs Inc	Common Stock	—	88
	Amarin Corp	Common Stock	—	39,045
	Amarium Technologies Inc	Common Stock	—	648
	Amazon.com Inc	Common Stock	—	157,522
	Amazon.com Inc	Common Stock	—	7,141,726
	Amcore Finl Inc	Common Stock	—	—
	Amdocs Ltd Ord	Common Stock	—	8,248
	Ameren Corp	Common Stock	—	4,024
	American Cap Agy Corp	Common Stock	—	27,704
	American Cap Ltd	Common Stock	—	9,384
	American Express	Common Stock	—	10,969
	American Graphite Technologies Inc	Common Stock	—	160
	American Intl Group	Common Stock	—	771,267
	American Intl Group	Common Stock	—	5,123
	American Intl Group	Common Stock	—	2,706
	American Lithium Minerals Inc	Common Stock	—	75
	American Rlty Cap Pptys Inc Com	Common Stock	—	6,675
	American Tower Corp	Common Stock	—	1,873,835
	American Tower Corp	Common Stock	—	18,570
	Amerigas Partners LP	Common Stock	—	9,360
	Amgen Inc	Common Stock	—	66,353
	Ampliphi Biosciences Corp	Common Stock	—	10
	Amstem Corp	Common Stock	—	—
	Anadarko Petroleum Corp	Common Stock	—	3,966
	Andrea Electronics Corp	Common Stock	—	43
	Anheuser-Busch Inbev	Common Stock	—	2,662
	Ani Pharmaceuticals Inc	Common Stock	—	40
	Annaly Mortgage Management Inc	Common Stock	—	121,229
	Antares Pharma Inc	Common Stock	—	32,893
	AOL Inc	Common Stock	—	653

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Aon Plc	Common Stock	—	687,552
	Apache Corp	Common Stock	—	9,200
	Apollo Invt Corp	Common Stock	—	8,680
	Apple Inc	Common Stock	—	3,672,588
	Apple Inc	Common Stock	—	8,818,594
	Applied Materials Inc	Common Stock	—	1,061
	Applied Materials Inc	Common Stock	—	620,117
	Apricus Biosciences Inc	Common Stock	—	2,385
	Aqua America Inc	Common Stock	—	3,604
	Aradigm Corp	Common Stock	—	613
	Arcelormittal	Common Stock	—	17,840
	Arch Coal Inc	Common Stock	—	496
	Archer Daniels Midland	Common Stock	—	3,255
	Arena Pharmaceutical Inc	Common Stock	—	131,303
	Ariad Pharmaceutical Inc	Common Stock	—	12,515
	ARM Holdings Plc	Common Stock	—	13,683
	ARM Holdings Plc	Common Stock	—	1,806,840
	Armour Residential Reit Inc	Common Stock	—	8,020
	Array Biopharma Inc	Common Stock	—	6,764
	Artificial Life Inc	Common Stock	—	104
	Asanko Gold Inc	Common Stock	—	9,840
	Asia Pulp & Paper Co Ltd	Common Stock	—	—
	Astrazeneca Plc	Common Stock	—	2,672
	Astropower Inc	Common Stock	—	—
	AT&T Inc	Common Stock	—	114,582
	Atlantic Power Corp	Common Stock	—	5,336
	Atossa Genetics Inc	Common Stock	—	2,320
	ATP Oil & Gas Corp	Common Stock	—	150
	Atwood Oceanics Inc	Common Stock	—	5,339
	ATX Communications Inc	Common Stock	—	—
	Automatic Data Processing Inc	Common Stock	—	32,704
	Avalon Rare Metals Inc	Common Stock	—	1,100
	Avanir Pharmaceuticals	Common Stock	—	3,998
	Awilco Drilling Plc	Common Stock	—	21,500
	B/E Aerospace Inc	Common Stock	—	8,703
	Babson Cap Partn Invs	Common Stock	—	25,760
	Backweb Technologies Ltd	Common Stock	—	401
	Baidu Inc	Common Stock	—	38,244
	Baker Hughes Inc	Common Stock	—	540,211
	Banco Bilbao Vizcaya Argentaria Sa	Common Stock	—	10,674
	Banco Santander Sa	Common Stock	—	18,971
	Bank New York Mellon Corp	Common Stock	—	15,084
*	Bank of America	Common Stock	—	1,425,233
*	Bank of America	Common Stock	—	756,434
*	Bank of America	Common Stock	—	488,518
	Bank of Ireland	Common Stock	—	4,323
*	Baxter International Inc	Common Stock	—	179,285,293
*	Baxter International Inc	Common Stock	—	529,861
	Bayer AG	Common Stock	—	36,134

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
BB & T Corp	Common Stock	—	6,531
BB Liquidating Inc	Common Stock	—	1
BCE Inc	Common Stock	—	916,922
Beacon Pwr Corp	Common Stock	—	45
Berkshire Hathaway Inc	Common Stock	—	177,840
Best Buy Inc	Common Stock	—	4,601
Beyond Corp	Common Stock	—	—
Big Bear Mng Corp	Common Stock	—	—
Biglari Hldgs Inc	Common Stock	—	507
Bioelectronics Corp	Common Stock	—	—
Biogen Idec Inc	Common Stock	—	44,452
Biogen Idec Inc	Common Stock	—	4,481,451
Biomedical Technology Solutions Hldgs Inc	Common Stock	—	44
Biomerica Inc	Common Stock	—	10,920
Biomoda Inc	Common Stock	—	27
Bionovo Inc	Common Stock	—	50
Biopharm Asia Inc	Common Stock	—	—
Biozone Pharmaceutic Ls Inc	Common Stock	—	170
Bizauctions Inc	Common Stock	—	—
Black Hills Corp	Common Stock	—	5,776
Blackberry Ltd	Common Stock	—	11,755
Blackstone Group LP	Common Stock	—	4,884
Blavod Extreme Spirits	Common Stock	—	71
Blyth Inc	Common Stock	—	3,264
Body Cent Corp	Common Stock	—	2,955
Boeing Co	Common Stock	—	3,627,139
Boeing Co	Common Stock	—	1,078,222
Boeing Co	Common Stock	—	43,318
Boingo Wireless Inc	Common Stock	—	6,154
BP Plc	Common Stock	—	6,065
BP Plc	Common Stock	—	825,603
Braskem S.A.	Common Stock	—	1,785
Brazil Minerals Inc	Common Stock	—	73
Breitburn Energy Partners LP	Common Stock	—	20,859
Bristol Myers Squibb Co	Common Stock	—	75,378
Bristol Myers Squibb Co	Common Stock	—	3,886,699
Broadcom Corp	Common Stock	—	17,231
Broadridge Financial Solutions LLC	Common Stock	—	2,964
Broadwind Energy Inc	Common Stock	—	94
Brookfield Asset Mgmt Inc	Common Stock	—	9,708
Brookfield Infrastructure Partners LP	Common Stock	—	8,324
Brookfield Ppty Partners LP	Common Stock	—	279
Brookfield Residential Pptys Inc	Common Stock	—	24
Buckeye Partners LP	Common Stock	—	28,404
Buffalo Wild Wings Inc	Common Stock	—	16,928
C H Robinson Worldwide Inc	Common Stock	—	2,918
CSX Corp	Common Stock	—	15,596
Cadence Pharmaceuticals Inc	Common Stock	—	20,091
Ceasars Entmt Corp	Common Stock	—	431

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Calamp Corp	Common Stock	—	179,623
Calgon Carbon Corp	Common Stock	—	2,468
Cambridge Heart Inc	Common Stock	—	10
Cameron International Corp	Common Stock	—	590,771
Cameron International Corp	Common Stock	—	4,643
Camtek	Common Stock	—	2,430
Canadian National Railways Co	Common Stock	—	11,404
Canadian Natural Resources Ltd	Common Stock	—	6,768
Canadian Pacific Railway Ltd	Common Stock	—	2,249,245
Canadian Solar Inc	Common Stock	—	447
Cancer Genetics Inc	Common Stock	—	13,780
Cannabis Science Inc	Common Stock	—	520
Cap Gemini	Common Stock	—	6,770
Capital One	Common Stock	—	779,184
Capital One	Common Stock	—	1,486,502
Capitalsource Inc	Common Stock	—	13,292
Capitol Bancorp Ltd	Common Stock	—	1
Capstead Mtg Corp Com No Par	Common Stock	—	12,080
Capstone Turbine Corp	Common Stock	—	129
Cardinal Communications Inc	Common Stock	—	—
Cardinal Health Inc	Common Stock	—	613,539
Cardinal Health Inc	Common Stock	—	7,234,120
Cardinal Health Inc	Common Stock	—	77,742
Carefusion Corp	Common Stock	—	39,820
Carlyle Group LP	Common Stock	—	3,258
Carmax Inc	Common Stock	—	11,802
Catamaran Corp	Common Stock	—	23,873
Caterpillar Inc	Common Stock	—	137,170
CBL & Assoc Pptys Inc	Common Stock	—	306
Celgene Corp	Common Stock	—	32,780
Celgene Corp	Common Stock	—	1,915,495
Cell Therapeutics Inc	Common Stock	—	5,287
Cellceutix Corp	Common Stock	—	4,180
Cemex SA	Common Stock	—	35
Central Fd Cda	Common Stock	—	13,250
Centurytel Inc	Common Stock	—	2,739
Ceragon Networks Ltd	Common Stock	—	446
Cereplast Inc	Common Stock	—	28
Cerus Corp	Common Stock	—	8,385
Channeladvisor Corp	Common Stock	—	4,505
Charter Comm Inc	Common Stock	—	—
Chelsea Therapeutics Intl	Common Stock	—	8,870
Cheniere Energy Inc	Common Stock	—	17,248
Chesapeake Energy	Common Stock	—	82,897
Chevron Corp	Common Stock	—	151,100
China Biologic Prods Inc	Common Stock	—	2,885
China Energy Svgs Technology Inc	Common Stock	—	—
China Shen Zhou Mng & Res Inc	Common Stock	—	483
Chipotle Mexican Grill Inc	Common Stock	—	1,944,452

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Chipotle Mexican Grill Inc	Common Stock	—	18,647
Church & Dwight Inc	Common Stock	—	10,650
Churchill Downs Inc	Common Stock	—	9,529
Ciena Corp	Common Stock	—	48
Circuit City Stores Inc	Common Stock	—	—
Cisco Systems Inc	Common Stock	—	173,779
Cisco Systems Inc	Common Stock	—	1,011,986
CIT Group Inc	Common Stock	—	772,141
Citadel Broadcasting Corp	Common Stock	—	—
Citigroup Inc	Common Stock	—	766,699
Citigroup Inc	Common Stock	—	130,489
Citigroup Inc	Common Stock	—	1,443,349
Citrix Systems Inc	Common Stock	—	793,198
City Bank Lynnwood Wash	Common Stock	—	24
Clarent Corp	Common Stock	—	—
Clean Diesel Technologies Inc	Common Stock	—	3,000
Clean Energy Fuels Corp	Common Stock	—	38,511
Cliffs Nat Res Inc	Common Stock	—	24,998
CMS Energy Corp	Common Stock	—	990
Coach Inc	Common Stock	—	16,535
Coca Cola Co	Common Stock	—	94,329
Coca Cola Co	Common Stock	—	911,696
Coeur D Alene Mines Corp	Common Stock	—	8,951
Coldwater Creek Inc	Common Stock	—	560
Colonial Bancgroup	Common Stock	—	—
Columbia Laboratories Inc	Common Stock	—	496
Comcast Corp	Common Stock	—	620,889
Comcast Corp	Common Stock	—	5,197
Commtouch Software Limited	Common Stock	—	1,294
Compagnie Financiere Richemont SA	Common Stock	—	2,018
Compass Minerals Intl Inc	Common Stock	—	9,080
Conagra Foods Inc	Common Stock	—	8,425
Concho Resources Inc	Common Stock	—	1,997,144
Conocophillips	Common Stock	—	184,266
Consolidated Communications Hldgs Inc	Common Stock	—	1,775
Consolidated Edison Hldg Co Inc	Common Stock	—	27,640
Constellation Energy Partners LLC	Common Stock	—	14,400
Corinthian Colleges Inc	Common Stock	—	3,560
Corning Inc	Common Stock	—	43,148
Cortex Pharmaceuticals Inc	Common Stock	—	199
Costco Wholesale Corp	Common Stock	—	26,577
Costco Wholesale Corp	Common Stock	—	3,577,689
Covidien Plc	Common Stock	—	850,658
Covidien Plc	Common Stock	—	8,371
Credit Suisse	Common Stock	—	6,408
Cree Inc	Common Stock	—	631,452
Crestwood Equity Partners LP	Common Stock	—	2,766
Cross Timbers Royalty Trust	Common Stock	—	441
Cryolife Inc	Common Stock	—	5,545

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Cst Brands Inc	Common Stock	—	2,353
Ctrip Com Intl Ltd	Common Stock	—	6,451
Cubist Pharmaceuticals Inc	Common Stock	—	5,510
CUI Global Inc	Common Stock	—	101
Cummins Inc	Common Stock	—	46,643
CVR Partners LP	Common Stock	—	8,230
CVS Caremark Corp	Common Stock	—	1,045,948
CVS Caremark Corp	Common Stock	—	763,259
CVS Caremark Corp	Common Stock	—	46,236
Cyan Inc	Common Stock	—	10,580
Cyber-Care Inc	Common Stock	—	—
Cyberonics Inc	Common Stock	—	2,879
Cyclacel Pharmaceuticals Inc	Common Stock	—	571
Cytori Therapeutics Inc	Common Stock	—	1,928
Cytosorbents Corp	Common Stock	—	938
Cytrx Corp	Common Stock	—	34,197
D R Horton Inc	Common Stock	—	1,562
Dan River Inc	Common Stock	—	—
Daulton Cap Corp	Common Stock	—	1
Daystar Technologies Inc	Common Stock	—	1
DBX ETF	Common Stock	—	174
Decisionpoint Sys Inc	Common Stock	—	5
Deckers Outdoor	Common Stock	—	38,007
Deere & Co	Common Stock	—	6,793
Delcath Systems Inc	Common Stock	—	605
Denbury Res Inc	Common Stock	—	8,215
Dendreon Corp	Common Stock	—	92,795
Dennys Corp	Common Stock	—	1,079
Derma Sciences Inc	Common Stock	—	2,164
Destiny Media Technologies Inc	Common Stock	—	5,675
Deutsche Bank AG	Common Stock	—	4,824
Devon Energy Corp	Common Stock	—	9,281
Diageo Plc	Common Stock	—	1,559,953
Diamond Offshore Drilling Inc	Common Stock	—	854
Diana Containerships Inc	Common Stock	—	28
Diana Shipping Inc	Common Stock	—	3,052
Digerati Technologies Inc	Common Stock	—	25
Digital Rlty Tr Inc Com	Common Stock	—	3,938
DirecTV	Common Stock	—	777,745
DirecTV	Common Stock	—	20,027
Discover Finl Svcs	Common Stock	—	27,416
Discovery Communications	Common Stock	—	2,765,625
Discovery Laboratories Inc	Common Stock	—	86
Divine Inc	Common Stock	—	—
Dolby Laboratories Inc	Common Stock	—	5,784
Dollar General Corp	Common Stock	—	970,882
Dollar General Corp	Common Stock	—	12,305
Dominion Resources Inc	Common Stock	—	45,849
Doral Financial Corp	Common Stock	—	31

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Dow Chemical Co	Common Stock	—	69,364
Downey Finl Corp	Common Stock	—	—
Dryships Inc	Common Stock	—	31,026
Du Pont E I De Nemours & Co	Common Stock	—	782,691
Du Pont E I De Nemours & Co	Common Stock	—	52,304
Duke Energy Corp	Common Stock	—	155,639
Duke Realty Corp	Common Stock	—	6,768
Duma Energy Corp	Common Stock	—	820
Dunkin Brands Group Inc	Common Stock	—	2,165,017
Dunkin Brands Group Inc	Common Stock	—	7,326
Dynacor Gold Mines Inc	Common Stock	—	3,369
Dynamic Materials Corp	Common Stock	—	761
Dynegy Inc	Common Stock	—	4
E M C Corp	Common Stock	—	14,845
E Trade Finl Corp	Common Stock	—	14,573
Eagle Bulk Shipping Inc	Common Stock	—	115
Eastman Kodak Co	Common Stock	—	3,471
Eaton Corp Plc	Common Stock	—	22,836
Eaton Scientific Sys Inc	Common Stock	—	60
EB2B Commerce Inc	Common Stock	—	—
Ebay Inc	Common Stock	—	14,484
Ebay Inc	Common Stock	—	1,662,899
Ecolocap Solutions Inc	Common Stock	—	—
E-Commerce China Dangdang Inc	Common Stock	—	4,775
EDAP Tms S.A.	Common Stock	—	88,500
Edwards Lifesciences Corp	Common Stock	—	12,805,716
Edwards Lifesciences Corp	Common Stock	—	193,860
Eldorado Gold Corp	Common Stock	—	17,243
Eline Entertainment Group Inc	Common Stock	—	—
Emcore Corp	Common Stock	—	5
Emerson Electric Co	Common Stock	—	5,448
Emulex Corp	Common Stock	—	823
Enbridge Energy Partners LP	Common Stock	—	2,987
Enbridge Inc	Common Stock	—	4,368
Encana Corp	Common Stock	—	537,381
Encana Corp	Common Stock	—	17,148
Endeavour Silver Corp	Common Stock	—	1,815
Endologix Inc	Common Stock	—	1,744
Energy Conversion Devices Inc	Common Stock	—	—
Energy Focus Inc	Common Stock	—	2,350
Energy Transfer Partners LP	Common Stock	—	30,663
Engility Hldgs Inc	Common Stock	—	200
Enron Corp	Common Stock	—	—
Enterprise Products Pptns LP	Common Stock	—	105,977
Entravision Communications Corp	Common Stock	—	914
Entremed Inc	Common Stock	—	62
EOG Resources Inc	Common Stock	—	2,227,471
Epix Pharmaceuticals Inc	Common Stock	—	—
Erickson Air-Crane Inc	Common Stock	—	10,395

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Escrow Cdc Liquidating Trust	Common Stock	—	—
Estee Lauder Companies	Common Stock	—	2,806,843
Evergreen Solar Inc	Common Stock	—	—
Evolving Sys Inc	Common Stock	—	19,480
Exelixis Inc	Common Stock	—	4,322
Exelon Corp	Common Stock	—	903,350
Exelon Corp	Common Stock	—	24,596
Exeter Resource Corp	Common Stock	—	2,120
Exone Co	Common Stock	—	7,074
Expedia Inc	Common Stock	—	2,159
Expeditors Intl Wash Inc	Common Stock	—	13,671
Express Scripts Holding Co	Common Stock	—	20,018
Express Scripts Holding Co	Common Stock	—	2,546,441
Exxon Mobil Corp	Common Stock	—	53,899
Exxon Mobil Corp	Common Stock	—	2,298,401
F5 Networks Inc	Common Stock	—	13,629
Facebook Inc	Common Stock	—	3,798,981
Facebook Inc	Common Stock	—	726,121
Fairpoint Communications Inc	Common Stock	—	—
Federal Natl Mtg Assn	Common Stock	—	98,328
Ferrellgas Partners LP	Common Stock	—	2,295
Fireeye Inc	Common Stock	—	402,983
First China Pharmaceutical Group Inc	Common Stock	—	2,025
First Majestic Silver Corp	Common Stock	—	9,800
First Physicians Cap Group Inc	Common Stock	—	—
First Solar Inc	Common Stock	—	3,552
Flexsteel Inds Inc	Common Stock	—	6,146
Flextronics Intl Ltd	Common Stock	—	7,770
Flextronics Intl Ltd	Common Stock	—	593,854
Fluor Corp	Common Stock	—	4,169
FMC Technologies Inc	Common Stock	—	947,839
Focus Gold Corp	Common Stock	—	—
Food Technology Svc Inc	Common Stock	—	3,550
Ford Motor Co	Common Stock	—	1,256,244
Ford Motor Co	Common Stock	—	219,236
Fortress Invt Group Llc Del Cl A Delaware	Common Stock	—	4,280
Fossil Group Inc	Common Stock	—	2,399
Foster Wheeler AG	Common Stock	—	23,101
Franco Nevada Corp	Common Stock	—	41,001
Franklin Res Inc	Common Stock	—	38,690
Freddie Mac	Common Stock	—	68,605
Freeport Mcmoran Copper & Gold Inc	Common Stock	—	127,167
Fresenius Kabi Pharmaceuticals Hldg Inc	Common Stock	—	—
Frontier	Common Stock	—	28,090
Fuel Sys Solutions Inc	Common Stock	—	3,468
Fuel Tech Inc	Common Stock	—	553
Futuremedia Plc	Common Stock	—	—
FX Energy Inc	Common Stock	—	512
Galena Biopharma	Common Stock	—	645

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Gas Nat Inc	Common Stock	—	2,435
Geeknet Inc	Common Stock	—	4,034
Generac Hldgs Inc	Common Stock	—	22,826
General Dynamics Corp	Common Stock	—	14,396
General Electric Co	Common Stock	—	2,327,751
General Electric Co	Common Stock	—	318,060
General Electric Co	Common Stock	—	766,691
General Mills Inc	Common Stock	—	96,183
General Motors Co	Common Stock	—	14,305
Generex Biotechnology Corp	Common Stock	—	225
Genetic Technologies Ltd	Common Stock	—	14
Geo Group Inc	Common Stock	—	945
Geopharma Inc	Common Stock	—	17
Giant Interactive Group Inc	Common Stock	—	4,413
Gilead Sciences Inc	Common Stock	—	3,360,327
Gilead Sciences Inc	Common Stock	—	53,396
Glaxosmithkline Plc	Common Stock	—	1,335
GMX Resources Inc	Common Stock	—	2
Gogo Inc	Common Stock	—	1,067
Gold Fields Ltd	Common Stock	—	1,280
Goldcorp Inc	Common Stock	—	22
Golden Star Resources Ltd	Common Stock	—	1,760
Goldman Sachs Group Inc	Common Stock	—	3,213,492
Goldman Sachs Group Inc	Common Stock	—	12,617
Google Inc	Common Stock	—	8,073,019
Google Inc	Common Stock	—	719,323
Google Inc	Common Stock	—	66,122
GPO Aeroportuario Del Sureste Sab	Common Stock	—	2,690
Grace W R & Co Del	Common Stock	—	29,661
Grand Pacaraima Gold Corp	Common Stock	—	2
Graphic Packaging Hldg Co	Common Stock	—	1,920
Great Basin Gold	Common Stock	—	28
Great Panther Silver Limited	Common Stock	—	3,650
Green Earth Technologies Inc	Common Stock	—	1,020
Green Innovations Ltd	Common Stock	—	234
Greenhunter Energy Inc	Common Stock	—	—
Grifols Sa	Common Stock	—	2,853
Groupon Inc	Common Stock	—	8,000
GSI Technology Inc	Common Stock	—	3,320
Guess? Inc	Common Stock	—	1,119
Guggenheim	Common Stock	—	18,708
Halliburton Co	Common Stock	—	1,222,766
Halliburton Co	Common Stock	—	1,817
Halozyme Therapeutics Inc	Common Stock	—	176,567
Hannon Armstrong Sustainable Infl	Common Stock	—	2,792
Hansen Med Inc	Common Stock	—	3,028
Hanwha Solarone Company Ltd	Common Stock	—	28
Hartford Finl Svcs Group Inc	Common Stock	—	4,862
Hasbro Inc	Common Stock	—	7,633

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Hatteras Finl Corp Com	Common Stock	—	3,754
HCA Hldgs Inc	Common Stock	—	23,855
HCP Inc Com	Common Stock	—	11,300
Headwaters Inc	Common Stock	—	12,238
Health Care Reit Inc	Common Stock	—	5,357
Healthwarehouse.com	Common Stock	—	9
Hecla Mining Co	Common Stock	—	9,223
Hemp Inc	Common Stock	—	200
Henry Jack & Associates Inc	Common Stock	—	11,013
Hercules Offshore Inc	Common Stock	—	26,736
Hermes International	Common Stock	—	4,357
Hertz Global Hldgs Inc	Common Stock	—	18,031
Hess Corp	Common Stock	—	762,217
Hewlett-Packard Co	Common Stock	—	39,432
Hi-Crush Partners LP	Common Stock	—	3,704
Hipcricket Inc	Common Stock	—	36,700
Hollyfrontier Corporation	Common Stock	—	30,969
Hologic Inc	Common Stock	—	2,235
Home Depot Inc	Common Stock	—	217,081
Home Solutions Amer Inc	Common Stock	—	—
Honda Motor Co	Common Stock	—	26,878
Honeywell International Inc	Common Stock	—	1,222,532
Honeywell International Inc	Common Stock	—	45,779
Horizon Lines Inc	Common Stock	—	34
Hospira Inc	Common Stock	—	14,861
Hospira Inc	Common Stock	—	533,984
Houston Amern Energy Corp	Common Stock	—	7,725
Hovnanian Enterprise Inc	Common Stock	—	12,419
Howard Hughes Corp	Common Stock	—	3,123
HSBC Holdings Plc	Common Stock	—	34,610
HSN Inc	Common Stock	—	748
Hugoton Rty Tr Tex Unit Ben Int	Common Stock	—	1,377
Huntington Bancshares Inc	Common Stock	—	6,626
Hydrogenics Corporation	Common Stock	—	1,379
Hyperdynamics Corp	Common Stock	—	4,831
IAC / Interactivecrp	Common Stock	—	2,128
Iamgold Corp	Common Stock	—	6,660
Icahn Enterprises LP	Common Stock	—	47,046
ICG Group Inc	Common Stock	—	1,397
Idearc Inc	Common Stock	—	—
Idera Pharmaceuticals Inc	Common Stock	—	4,630
IGI Laboratories Inc	Common Stock	—	1,052
Igo Inc	Common Stock	—	10
Illinois Tool Works	Common Stock	—	5,435
Illumina Inc	Common Stock	—	11,059
Illumina Inc	Common Stock	—	548,237
Imaging3 Inc	Common Stock	—	—
Imation Corp	Common Stock	—	468
Implant Sciences Corp	Common Stock	—	9,398

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Inception Mng Inc	Common Stock	—	14
Incyte Genomics Inc	Common Stock	—	146,574
Inditex Unspon Adr	Common Stock	—	3,929,974
Indymac Bancorp Inc	Common Stock	—	—
Infinera Corp	Common Stock	—	8,802
Infinity Energy Resources Inc	Common Stock	—	20,989
Infosys Technologies Limited	Common Stock	—	2,830
ING	Common Stock	—	8,221
Ingles Mkts Inc	Common Stock	—	21,236
Inovio Biomedical Corp	Common Stock	—	435,000
Inplay Technologies Inc	Common Stock	—	—
Insmed Incorporated	Common Stock	—	2,516
Insys Therapeutics Inc	Common Stock	—	1,239
Intel Corp	Common Stock	—	188,649
Intelsat SA	Common Stock	—	2,254
Interactive Leisure Sys Inc	Common Stock	—	6
Intercontinental Exchange Grp Inc	Common Stock	—	22,557
Intermolecular Inc	Common Stock	—	12,300
Intermune Inc	Common Stock	—	18,118
Interoil Corp	Common Stock	—	24,715
Interval Leisure Group Inc	Common Stock	—	371
Intl Business Mach	Common Stock	—	39,077
Intl Fuel Tech Inc	Common Stock	—	156
Intrexon Corp	Common Stock	—	23,800
Intuitive Surgical Inc	Common Stock	—	1,920
Invensense Inc	Common Stock	—	10,390
Invesco Ltd	Common Stock	—	733,245
Invesco Van Kampen	Common Stock	—	2,297
Invivo Therapeutics Hldgs Corp	Common Stock	—	2,296
Invo Bioscience Inc	Common Stock	—	108
IPG Photonics Corp	Common Stock	—	14,746
ISC8 Inc	Common Stock	—	13
Isis Pharmaceuticals	Common Stock	—	3,586
Italk Inc	Common Stock	—	56
Itc Hldgs Corp	Common Stock	—	2,396
Ivanhoe Energy Inc	Common Stock	—	1,198
Ja Solar Holdings Co Ltd	Common Stock	—	2,430
Jabil Circuit Inc	Common Stock	—	26,160
James Riv Coal Co	Common Stock	—	2,700
Jazz Pharmaceuticals Plc	Common Stock	—	12,656
JDS Uniphase Corp	Common Stock	—	2,428
Jensen Portfolio, Inc	Common Stock	—	94,495
Jetblue Awys Corp	Common Stock	—	10,675
John Bean Technologies Corp	Common Stock	—	676
Johnson & Johnson	Common Stock	—	194,499
Johnson & Johnson	Common Stock	—	850,146
Johnson Controls Inc	Common Stock	—	1,248,682
Johnson Controls Inc	Common Stock	—	9,051
Joy Global Inc	Common Stock	—	4,387

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
JP Morgan Chase & Co	Common Stock	—	39,675
JP Morgan Chase & Co	Common Stock	—	9,270
JP Morgan Chase & Co	Common Stock	—	1,235,773
Juniper Networks Inc	Common Stock	—	38,369
Kandi Technologies Corp	Common Stock	—	17,685
Kansas City Southern	Common Stock	—	938,350
Kearny Finl Corp	Common Stock	—	11,630
Keryx Biopharmaceuticals Inc	Common Stock	—	1,295
Keycorp	Common Stock	—	13,420
Kilroy Realty Corp	Common Stock	—	3,385
Kimberly Clark Corp	Common Stock	—	41,784
Kinder Morgan Energy Partners LP	Common Stock	—	244,692
Kinder Morgan Inc Delaware	Common Stock	—	21,664
Kinder Morgan Mgmt LLC	Common Stock	—	73,962
Kinross Gold Corp	Common Stock	—	8,760
KKR & Co LP	Common Stock	—	9,736
Kma Global Solutions Intl Inc	Common Stock	—	70
Knightsbridge Tank	Common Stock	—	8,914
Kobex Minerals Inc	Common Stock	—	471
Kodiak Oil & Gas Corp	Common Stock	—	11,210
Kohl’s Corp	Common Stock	—	622,023
Kohl’s Corp	Common Stock	—	65,925
Kraft Foods Group Inc	Common Stock	—	54,689
Krispy Kreme Doughnuts Inc	Common Stock	—	19,290
Kronos Worldwide Inc	Common Stock	—	79
L-3 Communications Hldgs Inc	Common Stock	—	4,043
Laboratory Corp Of America Hldgs	Common Stock	—	18,274
LDK Solar Co Ltd	Common Stock	—	1,006
Leap Wireless Intl Inc	Common Stock	—	—
Legacy Resvs LP	Common Stock	—	2,816
Lehman Brothers Holdings Inc	Common Stock	—	—
Level 3	Common Stock	—	6,634
Lifeline Biotechnologies Inc	Common Stock	—	—
Lilly Eli & Co	Common Stock	—	16,575
Limelight Networks Inc	Common Stock	—	2,970
Linkedin Corp	Common Stock	—	3,348,037
Linn Co Llc	Common Stock	—	4,382
Linn Energy LLC	Common Stock	—	99,461
Linux Gold Corp	Common Stock	—	25
Lions Gate Entertainment Corp	Common Stock	—	12,664
Lithia Motors Inc	Common Stock	—	3,493
Live Nation Entertainment Inc	Common Stock	—	336
Lone Pine Resources Inc	Common Stock	—	8,383
Loral Space & Communications Ltd	Common Stock	—	—
Lorillard Inc	Common Stock	—	5,123
Lowe’s Companies, Inc	Common Stock	—	606,712
Lowe’s Companies, Inc	Common Stock	—	23,858
LPBP Inc	Common Stock	—	—
LSI Logic Corp	Common Stock	—	364

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Lululemon Athletica Inc	Common Stock	—	64,933
	Lynas Corporation	Common Stock	—	132
	Lyondellbasell Industries N V	Common Stock	—	40,140
	M 2003 Plc	Common Stock	—	—
	M D U Res Group Inc	Common Stock	—	3,190
	Macquarie Infrastructure Co	Common Stock	—	27,215
	Macys Inc	Common Stock	—	26,700
	Mahanagar Tel Nigam Ltd	Common Stock	—	80
	Main Str Cap Corp	Common Stock	—	42,596
	Mallinckrodt Plc	Common Stock	—	105
	Mandalay Digital Group Inc	Common Stock	—	13
	Manhattan Scientific Inc	Common Stock	—	6,230
	Manitowoc Inc	Common Stock	—	4,431
	Mannkind Corp	Common Stock	—	73,762
	Marathon Oil Corp	Common Stock	—	56,480
	Marathon Oil Corp	Common Stock	—	1,118,915
	Marathon Petroleum Corp	Common Stock	—	66,208
	Markel Corp Hldg Co	Common Stock	—	13,928
	Marlin Midstream Partners LP	Common Stock	—	13,440
	Marsh & Mclennan Cos	Common Stock	—	692,423
	Mast Therapeutics Inc	Common Stock	—	13,860
	Mastercard Inc	Common Stock	—	7,961,876
	Mastercard Inc	Common Stock	—	75,191
	Mazor Robotics Ltd	Common Stock	—	976
	McDonald’s Corp	Common Stock	—	723,386
	McDonald’s Corp	Common Stock	—	53,752
	McKesson Corp	Common Stock	—	545,860
	Medbox Inc	Common Stock	—	237
	Medclean Techonolgies Inc	Common Stock	—	24
	Medical Pptys Tr Inc	Common Stock	—	7,615
	Medicines Co	Common Stock	—	19,310
	Medivation Inc	Common Stock	—	2,170
	Medtronic Inc	Common Stock	—	13,230
	Meetme Inc	Common Stock	—	9,150
	Merck & Co Inc	Common Stock	—	97,515
	Merck & Co Inc	Common Stock	—	1,140,762
*	MetLife Inc	Common Stock	—	6,172
	MGIC Invst Corp Wis	Common Stock	—	2,125
	MGM Mirage	Common Stock	—	1,646
	Michael Kors Holdings Ltd	Common Stock	—	1,845,548
	Michael Kors Holdings Ltd	Common Stock	—	113,666
	Micro Imaging Technology Inc	Common Stock	—	21
	Micron Technology	Common Stock	—	21,750
	Microsoft Corp	Common Stock	—	56,967
	Microsoft Corp	Common Stock	—	735,513
	Microvision Inc Del	Common Stock	—	3,300
	Miller Herman Inc	Common Stock	—	2,952
	Mimedx Group Inc	Common Stock	—	17,366
	Mirant Corp	Common Stock	—	—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Miravant Medical Technology	Common Stock	—	—
Mitek Sys Inc	Common Stock	—	5,940
Modern Energy Corp	Common Stock	—	—
Molecular Insight Pharmaceuticals Inc	Common Stock	—	—
Molina Healthcare Inc	Common Stock	—	6,950
Molycorp Inc Delaware	Common Stock	—	7,166
Momenta Pharmaceuticals Inc	Common Stock	—	849
Mondelez International Inc	Common Stock	—	3,002,109
Mondelez International Inc	Common Stock	—	48,800
Monitise Plc	Common Stock	—	1,602
Monsanto Co	Common Stock	—	4,695,356
Monsanto Co	Common Stock	—	1,300,493
Monsanto Co	Common Stock	—	17,493
Monster Beverage Corp	Common Stock	—	3,253
Morgan Stanley	Common Stock	—	2,450,820
Morgan Stanley	Common Stock	—	12,544
Mosaic Co	Common Stock	—	487,775
Mosaic Co	Common Stock	—	11,273
Motorola Solutions Inc	Common Stock	—	4,793
Multi-Corp Intl Inc	Common Stock	—	540
Musclepharm Corp	Common Stock	—	1,824
Myecheck Inc	Common Stock	—	162
Nanogen Inc	Common Stock	—	8
Nanosphere Inc	Common Stock	—	172
National Grid New	Common Stock	—	13,064
National Oilwell Varco Inc	Common Stock	—	2,386
Navidea Biopharmaceuticals Inc	Common Stock	—	20,607
Navios Maritime Holdings Inc	Common Stock	—	47,852
Navios Maritime Partners LP	Common Stock	—	9,560
Neon Communications Inc	Common Stock	—	—
Neostem Inc	Common Stock	—	61,380
Nephros Inc	Common Stock	—	530
Nestle SA	Common Stock	—	7,342
Netapp Inc	Common Stock	—	599,203
Netapp Inc	Common Stock	—	3,291
Netflix Inc	Common Stock	—	2,115,142
Netgear Inc	Common Stock	—	3,294
New Centy Finl Corp	Common Stock	—	—
New Ireland Fd Inc	Common Stock	—	9,144
Newfield Exploration Co	Common Stock	—	17,241
Newmont Mng Corp Hldg	Common Stock	—	24,162
Nextera Energy Inc	Common Stock	—	79,977
Nike Inc	Common Stock	—	19,537
Nike Inc	Common Stock	—	3,912,260
Nokia Corp	Common Stock	—	24,783
Nordic American Tanker Shipping Ltd	Common Stock	—	33,058
Nordstrom Inc	Common Stock	—	2,781
Norstra Energy Inc	Common Stock	—	331
Nortel Networks Corp	Common Stock	—	—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
North American Palladium	Common Stock	—	1,302
Northfield Laboratories Inc	Common Stock	—	—
Northwest Biotherapeutics Inc	Common Stock	—	154,193
Novartis AG	Common Stock	—	49,687
Novartis AG	Common Stock	—	1,111,203
Novartis AG	Common Stock	—	722,282
Novatel Wireless Inc	Common Stock	—	2,844
Novavax Inc	Common Stock	—	4,096
Novelos Therapeutics Inc	Common Stock	—	20
Novo Nordisk	Common Stock	—	27,058
Novo Nordisk	Common Stock	—	3,140,196
NPS Pharmaceuticals Inc	Common Stock	—	30,360
NRG Energy Inc	Common Stock	—	11,028
NTT Docomo Inc	Common Stock	—	13,208
Nuance	Common Stock	—	3,800
Nucor Corp	Common Stock	—	24,307
Nutri Sys Inc	Common Stock	—	493
Nuverra Environmental Solutions Inc	Common Stock	—	11,753
Nvidia Corp	Common Stock	—	30,482
Nxstage Med Inc	Common Stock	—	3,850
O Reilly Automotive Inc	Common Stock	—	11,326
Occidental Petroleum Corp	Common Stock	—	3,469
Ocean Rig Udw Inc	Common Stock	—	924
Oclaro Inc	Common Stock	—	498
Office Depot Inc	Common Stock	—	10,580
Oilsands Quest Inc	Common Stock	—	30
Olin Corp	Common Stock	—	3,366
Omega Healthcare Invs Inc	Common Stock	—	4,951
Omega Navigation Enterprises Inc	Common Stock	—	—
Omnicell Inc	Common Stock	—	12,765
Oncogenex Pharmaceuticals Inc	Common Stock	—	142
Oncolytics Biotech Inc	Common Stock	—	240,715
Oncomed Pharmaceuticals Inc	Common Stock	—	59,040
Onconova Therapeutics Inc	Common Stock	—	20,113
Opko Health Inc	Common Stock	—	5,528
Optigenex Inc	Common Stock	—	4
Oracle Corp	Common Stock	—	1,229,740
Oracle Corp	Common Stock	—	51,309
Orange	Common Stock	—	12,968
Orbital Sciences Corp	Common Stock	—	11,650
Orexigen Therapeutics Inc	Common Stock	—	5,630
Organovo Hldgs Inc	Common Stock	—	3,044
Origin Agritech Limited	Common Stock	—	635
Osh One Liquidating Corp	Common Stock	—	2
Osiris Therapeutics Inc	Common Stock	—	12,060
Outerwall Inc	Common Stock	—	4,709
Owens Illinois Inc	Common Stock	—	349,778
Owens Illinois Inc	Common Stock	—	551,166
Oxigene Inc	Common Stock	—	3,100

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Paa Nat Gas Storage LP	Common Stock	—	24,187
Paccar Inc	Common Stock	—	5,917
Pacific Ethanol Inc	Common Stock	—	1,710
Palatin Technologies Inc	Common Stock	—	37
Pan American Silver Corp	Common Stock	—	6,670
Panacos Pharmaceuticals Inc	Common Stock	—	—
Pandora Media Inc	Common Stock	—	665
Parametric Sound Corp	Common Stock	—	17,313
Parkway Properties Inc	Common Stock	—	7,966
Patriot Coal Corp	Common Stock	—	20
Patterson-Uti Energy Inc	Common Stock	—	12,660
Pay Chest Inc	Common Stock	—	—
Paychex Inc	Common Stock	—	36,912
PDI Inc	Common Stock	—	481
PDL Biopharma Inc	Common Stock	—	12,660
Peabody Energy Corp	Common Stock	—	1,177
Pembina Pipeline Corporation	Common Stock	—	144
Penn West Petroleum Ltd	Common Stock	—	4,379
Pennantpark Invt Corp	Common Stock	—	1,220
Penney J C Co Inc	Common Stock	—	14,640
Pennymac Mortgage Investment	Common Stock	—	26,348
Pentair Ltd	Common Stock	—	388
Pepco Hldgs Inc	Common Stock	—	60,145
Pepsico Inc	Common Stock	—	41,529
Perceptron Inc	Common Stock	—	12,483
Peregrine Pharmaceuticals Inc	Common Stock	—	329
Permian Basin Rty Tr	Common Stock	—	4,501
Perrigo Co Plc	Common Stock	—	8,287
Perrigo Co Plc	Common Stock	—	2,049,964
Pershing Gold Corp	Common Stock	—	7,798
Petmedexpress Inc	Common Stock	—	2,068
Petrochina Co Ltd	Common Stock	—	1,317
Petroleo Brasileiro Sa Petrobras	Common Stock	—	53,476
Petsmart Inc	Common Stock	—	5,093
Pfizer Inc	Common Stock	—	2,086,957
Pfizer Inc	Common Stock	—	168,684
Pharmacyclics Inc	Common Stock	—	10,578
Pharmathene Inc	Common Stock	—	27,900
Pharmos Corp	Common Stock	—	1
Philip Morris Intl Inc	Common Stock	—	152,867
Phillips 66	Common Stock	—	97,828
Pilgrims Pride Corp	Common Stock	—	4,469
Pilot Gold Inc	Common Stock	—	4,856
Pioneer Energy Svcs Corp	Common Stock	—	801
Pitney Bowes Inc	Common Stock	—	16,310
Pixelworks Inc	Common Stock	—	4,820
Plains All American Pipeline LP	Common Stock	—	49,440
Platinum Group Metals Ltd	Common Stock	—	3,510
Platinum Studios Inc California	Common Stock	—	—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Plum Creek Timber Co Inc	Common Stock	—	13,953
Pluristem Therapeutics Inc	Common Stock	—	1,218
PMC-Sierra Inc	Common Stock	—	4,501
PNC Financial Services Group	Common Stock	—	1,378,922
Polymedix Inc	Common Stock	—	2
Polymet Mining Corp	Common Stock	—	14,023
Pop3 Media Corp	Common Stock	—	—
Portfolio Recovery Assocs Inc	Common Stock	—	4,914
Positiveid Corp	Common Stock	—	11
Potash Corp Sask Inc	Common Stock	—	125,023
Potbelly Corp	Common Stock	—	30,350
Power 3 Med Prods Inc	Common Stock	—	—
PPG Industries	Common Stock	—	75,864
Prana Biotechnology Ltd	Common Stock	—	90,618
Precision Castparts Corp	Common Stock	—	3,232
Precision Castparts Corp	Common Stock	—	3,918,888
Priceline.com Inc	Common Stock	—	3,487
Priceline.com Inc	Common Stock	—	5,128,451
Pricesmart Inc	Common Stock	—	1,753
Primero Mining	Common Stock	—	2,220
Procter & Gamble Co	Common Stock	—	546,643
Procter & Gamble Co	Common Stock	—	137,534
Progenics Pharmaceuticals	Common Stock	—	5,330
Prologis Inc Com	Common Stock	—	385
Prospect Energy Corp	Common Stock	—	34,007
Prothena Corp Plc	Common Stock	—	3,554
Provectus Pharmaceutical Inc	Common Stock	—	12,050
Proxim Wireless Corp	Common Stock	—	48
Pulse Beverage Corp	Common Stock	—	2,460
Qr Energy LP	Common Stock	—	19,654
Quadrant 4 Sys Corp	Common Stock	—	1,900
Qualcomm Inc	Common Stock	—	30,601
Qualcomm Inc	Common Stock	—	916,482
Quality Systems	Common Stock	—	22,265
Quantum Fuel Sys Technologies Worldwide Inc	Common Stock	—	4,875
Quest Diagnostics Inc	Common Stock	—	13,385
Questcor Phar Inc	Common Stock	—	2,777
Radian Group Inc	Common Stock	—	7,204
Radient Pharmaceuticals Corp	Common Stock	—	—
Ralph Lauren Corp	Common Stock	—	1,805,446
Rambus Inc	Common Stock	—	9,470
Ramp Corp	Common Stock	—	—
Ranger Equity Bear	Common Stock	—	9,800
Rayonier Inc	Common Stock	—	16,419
Raystream Inc	Common Stock	—	—
Raytheon Co	Common Stock	—	4,601
Realty Income Corp	Common Stock	—	19,336
Red Hat Inc	Common Stock	—	2,582,688
Regions Finl Corp	Common Stock	—	15,215

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Reliance Steel and Aluminum Co	Common Stock	—	7,584
Rentech Nitrogen Partners LP	Common Stock	—	71,444
Repligen Corp	Common Stock	—	4,774
Republic Services Inc	Common Stock	—	340,949
Resource Cap Corp	Common Stock	—	141,940
Rhino Resource Partners LP	Common Stock	—	2,276
Ricebran Technologies	Common Stock	—	2,021
Rite Aid Corp	Common Stock	—	1,265
Rock-Tenn Co	Common Stock	—	15,752
Rockwell Automation Inc	Common Stock	—	47,264
Rolls Royce Holdings	Common Stock	—	1,129,816
Rosetta Stone Inc	Common Stock	—	1,222
Royal Bk Scotland Group Plc	Common Stock	—	567
Royal Dutch Shell	Common Stock	—	7,127
Royal Gold Inc	Common Stock	—	13,821
Rubicon Minerals Corp	Common Stock	—	15,929
Rxi Pharmaceuticals Corp	Common Stock	—	31,900
Salesforce.com Inc	Common Stock	—	3,223,536
Samson Oil & Gas Ltd	Common Stock	—	415
San Gold Corporation	Common Stock	—	72
San Juan Basin Rty Tr	Common Stock	—	8,418
Sandisk Corp	Common Stock	—	28,216
Sandridge Energy Inc	Common Stock	—	30,775
Sanmina Corp	Common Stock	—	3,340
Sanofi SA	Common Stock	—	11,519
Sanofi SA	Common Stock	—	699,035
Santarus Inc	Common Stock	—	15,980
Sarepta Therapeutics Inc	Common Stock	—	136,479
Satcon Technology Corp	Common Stock	—	1
Savient Pharmaceuticals Inc	Common Stock	—	17
Schlumberger Ltd	Common Stock	—	2,653,193
Schlumberger Ltd	Common Stock	—	71,553
Schlumberger Ltd	Common Stock	—	720,735
Charles Schwab Corp	Common Stock	—	554,555
Seadrill Ltd	Common Stock	—	19,951
Seagate Technology Plc	Common Stock	—	17,968
Sears Canada Inc	Common Stock	—	1,040
Senesco Technologies Inc	Common Stock	—	6,010
Senior Housing Prop Trust	Common Stock	—	44,460
SESA Sterlite Ltd	Common Stock	—	566
Ship Finance International Limited	Common Stock	—	466
Sibanye Gold Limited	Common Stock	—	481
Silver Bay Realty Tr Corp	Common Stock	—	192
Silver Wheaton Corp	Common Stock	—	45,193
Sirius Xm Hldgs Inc	Common Stock	—	269,164
Skyworks Solutions Inc	Common Stock	—	1,000
SMF Energy Corp	Common Stock	—	604
Smith & Wesson Hldg Corp	Common Stock	—	6,745
Smurfit Stone Container	Common Stock	—	—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Socket Mobile Inc	Common Stock	—	18,459
Solar Cap Ltd	Common Stock	—	17,787
Soligenix Inc	Common Stock	—	5,994
Sony Corp	Common Stock	—	53
Sothebys Hldgs Inc	Common Stock	—	2,128
Southern Co	Common Stock	—	228,161
Southern Copper Corp	Common Stock	—	28,834
Southwest Airlines	Common Stock	—	15,138
Southwest Airlines	Common Stock	—	612,060
Southwestern Energy Co	Common Stock	—	753,430
Spectra Energy Corp	Common Stock	—	45,267
Spectranetics Corp	Common Stock	—	8,000
Spirit Aerosystems Hldgs Inc	Common Stock	—	2,556
Splunk Inc	Common Stock	—	1,993,164
Spongetech Delivery Sys Inc	Common Stock	—	—
Sports Concepts Inc	Common Stock	—	—
Sprint Corporation	Common Stock	—	28,896
Sprott Physical Silver Trust	Common Stock	—	30,873
Sprouts Farmers Market Inc	Common Stock	—	417,882
Spyglass Resources Corp	Common Stock	—	175
St Jude Medical Inc	Common Stock	—	13,127
Stag Indl Inc	Common Stock	—	5,227
Standex Intl Corp	Common Stock	—	6,288
Stanley Black & Decker Inc	Common Stock	—	5,277
Star Bulk Carriers Corp	Common Stock	—	213
Starbucks Corp	Common Stock	—	7,839
Starbucks Corp	Common Stock	—	2,142,538
Statoil Asa	Common Stock	—	5,078
Steelcase Inc	Common Stock	—	7,930
Stellar Biotechnologies Inc	Common Stock	—	5,628
Stem Cell Innovations Inc	Common Stock	—	—
Stemcells Inc	Common Stock	—	12,460
Stereotaxis Inc	Common Stock	—	2,353
Stevia Corp	Common Stock	—	49
Stryker Corp	Common Stock	—	2,404
Sulphco Inc	Common Stock	—	6
Suncor Energy	Common Stock	—	2,417
Sunesis Pharmaceuticals Inc	Common Stock	—	7,897
Suntech Pwr Hldgs Co Ltd	Common Stock	—	143
Suntrust Banks Inc	Common Stock	—	8,423
Surebeam Corp	Common Stock	—	—
Swatch Group AG	Common Stock	—	1,946,980
Swift Energy Co	Common Stock	—	3,375
Swingplane Ventures Inc	Common Stock	—	6
Symantec Corp	Common Stock	—	669,421
Syntax Brillian Corp	Common Stock	—	—
Sysco Corp	Common Stock	—	4,946
Tableau Software Inc	Common Stock	—	384,092
Taiwan Semiconductor Manufacturing	Common Stock	—	7,011

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Target Corp	Common Stock	—	13,398
Taseko Mines Ltd	Common Stock	—	34,109
Taser International Inc	Common Stock	—	38,112
Tasman Metals Ltd	Common Stock	—	3,030
Tata Mtrs Ltd	Common Stock	—	23,090
Te Connectivity Ltd	Common Stock	—	1,212
Tearlab Corporation	Common Stock	—	467
Teck Cominco Ltd	Common Stock	—	2,601
Templeton Global Income Fd Inc	Common Stock	—	1,590
Teradata Corp	Common Stock	—	229,089
Terex Corp	Common Stock	—	3,149
Terra Inventions Corp	Common Stock	—	4
Terra Nitrogen Co LP	Common Stock	—	6,350
Tesla Motors Inc	Common Stock	—	1,515,525
Tesla Motors Inc	Common Stock	—	221,732
Tesoro Pete Corp	Common Stock	—	1,872
Teva Pharmaceutical Inds Ltd	Common Stock	—	57,412
Texas Instruments Inc	Common Stock	—	1,380,989
Texas Instruments Inc	Common Stock	—	776,129
TG Therapeutics Inc	Common Stock	—	4
Thedirectory.com Inc	Common Stock	—	580
Thermo Fisher Scientific Inc	Common Stock	—	780,667
Thompson Creek Metals Co Inc	Common Stock	—	90,470
Thornburg Mtg Inc Com	Common Stock	—	—
Threshold Pharmaceuticals Inc	Common Stock	—	234
Time Warner Cable Inc	Common Stock	—	5,285
Time Warner Inc	Common Stock	—	1,437,423
Time Warner Inc	Common Stock	—	619,608
Time Warner Inc	Common Stock	—	11,016
Titan Iron Ore Corp	Common Stock	—	40
Titan Medical Inc	Common Stock	—	80,918
TJX Companies Inc	Common Stock	—	4,405,388
Torch Energy Royalty Trust	Common Stock	—	10
Torchlight Energy Res Inc	Common Stock	—	152,947
Total	Common Stock	—	10,610
Tousa Inc	Common Stock	—	—
Toyota Motor Corp	Common Stock	—	30,662
Transcanada Corp	Common Stock	—	9,132
Transmeridian Expl Inc	Common Stock	—	—
Transmontaigne Partners LP	Common Stock	—	8,500
Transocean Ltd Zug Namen	Common Stock	—	4,172
Transwitch Corp	Common Stock	—	6
Travelers Cos Inc	Common Stock	—	2,082
Tree.com Inc	Common Stock	—	66
Triangle Petroleum Corporation	Common Stock	—	4,160
Trimedyne Inc	Common Stock	—	1,100
Tripadvisor Inc	Common Stock	—	941,986
Tripadvisor Inc	Common Stock	—	2,568
TRW Automotive Hldgs Corp	Common Stock	—	7,439

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Turkcell Iletisim Hizmet	Common Stock	—	759
Turkish Invt Fd Inc	Common Stock	—	14,831
Twenty First Century Fox	Common Stock	—	1,073,772
Twitter Inc	Common Stock	—	1,154,080
Twitter Inc	Common Stock	—	74,471
Two Hbrs Invt Corp	Common Stock	—	2,600
Tyco International Ltd	Common Stock	—	903
US Shipping Partner LP	Common Stock	—	—
UAL Corp	Common Stock	—	—
Ultra Petroleum Corp	Common Stock	—	17,753
Under Armour Inc	Common Stock	—	1,753,837
Under Armour Inc	Common Stock	—	35,618
Unilever Plc	Common Stock	—	3,641
Union Pacific Corp	Common Stock	—	2,326,808
Union Pacific Corp	Common Stock	—	41,467
Uniroyal Tech Corp	Common Stock	—	—
United Parcel Svc Inc	Common Stock	—	18,983
United States Natural Gas	Common Stock	—	25,738
United States Steel Corp	Common Stock	—	1,493
United Sts Gasoline	Common Stock	—	5,993
United Technologies Corp	Common Stock	—	2,881,903
Unitedhealth Group Inc	Common Stock	—	1,784,529
Unitedhealth Group Inc	Common Stock	—	609,714
Universal Display Corp	Common Stock	—	7,903
US Bancorp	Common Stock	—	10,706
USA Graphite Inc	Common Stock	—	12
USEC Inc	Common Stock	—	199
USG Corp	Common Stock	—	3,689
Vale SA	Common Stock	—	18,707
Valero Energy Corp	Common Stock	—	31,289
Valmont Inds Inc	Common Stock	—	1,497
Vanguard Nat Res LLC	Common Stock	—	5,904
Vapor Corp	Common Stock	—	1,830
Vasco Data Security Intl	Common Stock	—	263
Vaso Active Pharmaceuticals Inc	Common Stock	—	—
Vector Group Ltd	Common Stock	—	18,016
Veeva Systems Inc	Common Stock	—	17,655
Velatel Global	Common Stock	—	—
Venaxis Inc	Common Stock	—	58
Veolia Environnement	Common Stock	—	11,926
Verisign Inc	Common Stock	—	598
Veriteq Corp	Common Stock	—	747
Verizon Communications	Common Stock	—	284,229
Vertex Pharmaceuticals Inc	Common Stock	—	7,430
Vertex Pharmaceuticals Inc	Common Stock	—	2,869,199
VG Life Sciences Inc	Common Stock	—	4
Via Net Works Inc	Common Stock	—	—
Via Pharmaceuticals Inc	Common Stock	—	—
Viacom Inc	Common Stock	—	1,457,529

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Vipshop Hldgs Ltd	Common Stock	—	4,184
Viragen Inc	Common Stock	—	—
Virexx Med Corp	Common Stock	—	—
Viropharma Inc	Common Stock	—	4,985
Viropro Inc	Common Stock	—	9,224
Virtual Piggy Inc	Common Stock	—	148,350
Visa Inc	Common Stock	—	4,670,170
Vivus Inc	Common Stock	—	4,540
VMware Inc	Common Stock	—	2,439,797
VMware Inc	Common Stock	—	15,251
Voc Energy Trust	Common Stock	—	9,258
Vodafone Group	Common Stock	—	65,255
Vodafone Group	Common Stock	—	2,012,654
Vodafone Group	Common Stock	—	807,391
Volcano Corp	Common Stock	—	6,555
Voltari Corp	Common Stock	—	17
Vonage Hldgs Corp	Common Stock	—	2,248
Voxeljet AG	Common Stock	—	8,885
Walgreen Company	Common Stock	—	80,673
Walmart Stores Inc	Common Stock	—	16,330
Walt Disney Co	Common Stock	—	3,291,893
Walt Disney Co	Common Stock	—	147,987
Walter Energy Inc	Common Stock	—	10,810
Waste Management Inc	Common Stock	—	13,232
Weatherford Int Ltd	Common Stock	—	30,980
Weatherford Int Ltd	Common Stock	—	743,370
Wellpoint Inc	Common Stock	—	437,909
Wells Fargo & Co	Common Stock	—	98,124
Wellstar Intl Inc	Common Stock	—	—
Wendys	Common Stock	—	13,974
Westell Technologies Inc	Common Stock	—	4,050
Western Pac Minerals Ltd	Common Stock	—	—
Western Refng Inc	Common Stock	—	132
Western Union Co	Common Stock	—	1,725
Westlake Chem Corp	Common Stock	—	3,070
Westport Innovations Inc	Common Stock	—	43,142
Whiting Pete Corp	Common Stock	—	18,561
Whiting USA	Common Stock	—	3,659
Whole Foods Market Inc	Common Stock	—	2,795,210
Whole Foods Market Inc	Common Stock	—	2,681
Wi-Lan Inc	Common Stock	—	13,480
Williams Cos Inc	Common Stock	—	12,899
Windstream Hldgs Inc	Common Stock	—	144,625
Women First Healthcare Inc	Common Stock	—	—
Workday Inc	Common Stock	—	1,456,013
WPX Energy Inc	Common Stock	—	1,447
Wuxi Pharmatech Cayman Inc	Common Stock	—	15,352
Xerox Corp	Common Stock	—	3,848
Xinyuan Real Estate Co Ltd	Common Stock	—	803

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Xoma Corp Del	Common Stock	—	6,500
	Xybernaut Corp	Common Stock	—	—
	Yahoo Inc	Common Stock	—	40,560
	Yamana Gold Inc	Common Stock	—	30,798
	Yandex N.V.	Common Stock	—	11,434
	Yelp Inc Cl A	Common Stock	—	5,446
	Yingli Green Energy Hldg Co Ltd	Common Stock	—	1,009
	Youku Tudou Inc Adr	Common Stock	—	430,845
	YRC Worldwide Inc	Common Stock	—	30
	Yum! Brands Inc	Common Stock	—	9,809
	Zagg Inc	Common Stock	—	13,049
	Zap.com	Common Stock	—	72
	Zimmer Holdings Inc	Common Stock	—	93
	Zion Oil & Gas Inc	Common Stock	—	1,410
	Zynga Inc	Common Stock	—	2,660

	Common Stock			$493,958,242

**	U.S. Government and Government Agency Issues:

	Bonos Y Oblig Del Estado	5.5% 30 Apr 2021	—	143,477
	Bonos Y Oblig Del Estado	5.85% 31 Jan 2022	—	447,506
	Buoni Poliennali Del Tes	5.5% 01 Nov 2022	—	382,552
	Fannie Mae	7.25% 15 May 2030	—	345,407
	Fannie Mae	6.625% 15 Nov 2030	—	1,187,285
	Fed HM LN PC Pool A58677	5.5% 01 Mar 2037	—	180,543
	Fed HM LN PC Pool C09004	3.5% 01 Jul 2042	—	831,042
	Fed HM LN PC Pool C48827	6.0% 01 Mar 2031	—	6,733
	Fed HM LN PC Pool C91370	4.5% 01 May 2031	—	306,748
	Fed HM LN PC Pool G12334	5.0% 01 Sep 2021	—	87,633
	Fed HM LN PC Pool J16933	3.0% 01 Oct 2026	—	71,706
	Fed HM LN PC Pool J18615	3.0% 01 Apr 2027	—	36,778
	Fed HM LN PC Pool J18702	3.0% 01 Mar 2027	—	180,575
	Fed HM LN PC Pool J18832	3.0% 01 Apr 2027	—	25,777
	Fed HM LN PC Pool J19087	3.0% 01 May 2027	—	20,951
	Fed Republic Of Brazil	4.25% 07 Jan 2025	—	352,457
	FNMA Pool 256398	6.0% 01 Sep 2021	—	17,069
	FNMA Pool 581043	6.0% 01 May 2016	—	4,850
	FNMA Pool 615005	6.0% 01 Dec 2016	—	10,505
	FNMA Pool 694448	5.5% 01 Apr 2033	—	137,127
	FNMA Pool 725690	6.0% 01 Aug 2034	—	119,203
	FNMA Pool 748115	6.0% 01 Oct 2033	—	45,912
	FNMA Pool 815316	5.5% 01 May 2035	—	176,845
	FNMA Pool 822979	5.5% 01 Apr 2035	—	176,495
	FNMA Pool 885504	6.0% 01 Aug 2021	—	54,214
	FNMA Pool 902793	6.5% 01 Nov 2036	—	76,999
	FNMA Pool AH3765	4.0% 01 Jan 2041	—	843,902
	FNMA Pool AH3979	4.0% 01 Feb 2041	—	300,721
	FNMA Pool AH4008	4.0% 01 Mar 2041	—	397,261

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	FNMA Pool AH9374	4.5% 01 Apr 2041	—	408,547
	FNMA Pool AL0920	5.0% 01 Jul 2037	—	326,096
	FNMA Pool AO3466	3.0% 01 Jun 2027	—	379,611
	FNMA Pool AO3540	3.0% 01 Jun 2042	—	178,174
	FNMA Pool AO5515	3.5% 01 Jul 2042	—	46,068
	FNMA Pool AO8494	2.5% 01 Aug 2027	—	687,697
	FNMA Pool AP6604	3.0% 01 Sep 2042	—	699,972
	FNMA Pool MA0734	4.5% 01 May 2031	—	300,920
	FNMA Pool MA0918	4.0% 01 Dec 2041	—	823,073
	GNMA II Pool 710082	4.698% 20 Jul 2061	—	60,011
	GNMA II Pool 710089	4.7% 20 Oct 2061	—	42,872
	GNMA II Pool 766519	4.668% 20 May 2062	—	55,972
	GNMA II Pool 766522	4.538% 20 Nov 2062	—	63,646
	GNMA II Pool 766544	4.499% 20 Dec 2062	—	63,589
	GNMA II Pool 766549	4.616% 20 Jul 2062	—	94,805
	Kingdom Of Spain	4.0% 06 Mar 2018	—	1,073,251
	Mex Bonos Desarr	6.5% 10 Jun 2021	—	1,545,952
	Obrigacoes Do Tesouro	5.65% 15 Feb 2024	—	665,531
	Republic Of Philippines	3.9% 26 Nov 2022	—	213,437
	Republic Of South Africa	5.875% 16 Sep 2025	—	281,195
	Tenn Valley Authority	3.5% 15 Dec 2042	—	396,740
	United Mexican States	6.05% 11 Jan 2040	—	429,239
	US Treasury N/B	3.0% 15 May 2042	—	1,903,223
	US Treasury N/B	2.75% 15 Aug 2042	—	70,367
	US Treasury N/B	3.125% 15 Feb 2043	—	621,009
	US Treasury N/B	2.875% 15 May 2043	—	467,845
	US Treasury N/B	3.625% 15 Aug 2043	—	335,473
	US Treasury N/B	3.75% 15 Nov 2043	—	691,477
	US Treasury N/B	1.875% 31 Aug 2017	—	4,629,258
	US Treasury N/B	0.25% 31 Mar 2014	—	705,807
	US Treasury N/B	1.75% 15 May 2022	—	547,465
	US Treasury N/B	1.0% 30 Jun 2019	—	1,290,223
	US Treasury N/B	1.625% 15 Aug 2022	—	76,201
	US Treasury N/B	0.25% 31 Aug 2014	—	553,058
	US Treasury N/B	0.125% 31 Dec 2014	—	2,895,227
	US Treasury N/B	0.25% 31 Jul 2015	—	532,828

	U.S. Government and Government Agency Issues			$31,124,132

**	Corporate and Other Obligations:

	Alcoa Inc	5.87% 23 Feb 2022	—	331,009
	Alexandria Real Estate Equities Pfd Ser E 6.45%	Preferred Stock	—	21,200
	American Axle & Mfg Inc	5.125% 15 Feb 2019	—	35,486
	American Tower Corp	4.625% 01 Apr 2015	—	148,620
	American Tower Corp	4.5% 15 Jan 2018	—	221,986
	Americredit Automobile Receivables	1.19% 08 May 2018	—	98,357
	Americredit Automobile Receivables	1.79% 08 Mar 2019	—	78,272
	Amphenol Corp	4.75% 15 Nov 2014	—	326,275

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	419,160
	Arcelormittal	7.25% 01 Mar 2041	—	353,382
	Associates Corp NA	6.95% 01 Nov 2018	—	176,108
	Audatex North America Inc	6.0% 15 Jun 2021	—	408,283
	Avon Products Inc	4.6% 15 Mar 2020	—	48,925
	Banc of America Commercial Mortgage	1.0% 10 Apr 2049	—	164,016
	Banco Santander Bras Ci	4.625% 13 Feb 2017	—	410,491
	Banco Santander Chile	3.875% 20 Sep 2022	—	186,136
*	Bank of America	6.4% 28 Aug 2017	—	204,775
*	Bank of America	5.625% 01 Jul 2020	—	445,394
*	Bank of America	5.0% 13 May 2021	—	145,571
	BBVA Banco Continental	3.25% 08 Apr 2018	—	281,226
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	193,652
	Braskem America Finance	7.125% 22 Jul 2041	—	294,695
	Brocade Communications	6.875% 15 Jan 2020	—	47,623
	Bunge Limited Finance Co	4.1% 15 Mar 2016	—	78,147
	CBRE Services Inc	5.0% 15 Mar 2023	—	175,476
	CCO Hldgs LLC/Cap Corp	6.5% 30 Apr 2021	—	106,459
	CCO Hldgs LLC/Cap Corp	5.25% 15 Mar 2021	—	221,453
	CD Commercial Mortgage Trust	5.322% 11 Dec 2049	—	497,078
	Celulosa Arauco	5.0% 21 Jan 2021	—	224,039
	Centurylink Inc	5.625% 01 Apr 2020	—	85,342
	Chesapeake Energy Corp	3.25% 15 Mar 2016	—	204,308
	Cielo Sa/Cielo Usa Inc	3.75% 16 Nov 2022	—	351,285
	Citigroup Cap Xi Cap Secs Trups 6.00%	Preferred Stock	—	24,880
	Citigroup Inc	4.45% 10 Jan 2017	—	347,570
	Citigroup Inc	4.05% 30 Jul 2022	—	161,001
	Citigroup Inc	1.3% 01 Apr 2016	—	222,536
	CNOOC Finance	4.25% 09 May 2043	—	166,280
	CNPC General Capital	3.95% 19 Apr 2022	—	190,482
	Comcast Corp	5.65% 15 Jun 2035	—	95,643
	Comm Mortgage Trust	1.0% 10 Dec 2049	—	55,635
	Continental Resources	4.5% 15 Apr 2023	—	55,018
	Contl Airlines	4.0% 29 Apr 2026	—	166,910
	Contl Airlines	5.983% 19 Oct 2023	—	278,121
	Cox Communications Inc	5.45% 15 Dec 2014	—	30,936
	Credit Suisse Mortgage Trust	1.0% 15 Jan 2049	—	347,340
	Crown Castle Towers LLC	3.214% 15 Aug 2035	—	100,605
	Delhaize Group	4.125% 10 Apr 2019	—	319,544
	Deluxe Corp	6.0% 15 Nov 2020	—	555,260
	Digital Rlty Tr Inc Pfd Ser F	Preferred Stock	—	20,580
	Dolphin Energy Ltd	5.5% 15 Dec 2021	—	215,606
	Dun & Bradstreet Corp	3.25% 01 Dec 2017	—	139,633
	Ecopetrol SA	5.875% 18 Sep 2023	—	46,846
	Ecopetrol SA	7.375% 18 Sep 2043	—	181,839
	Embarq Corp	7.995% 01 Jun 2036	—	629,390
	Energy Transfer Partners	6.05% 01 Jun 2041	—	434,925
	Energy Transfer Partners	5.2% 01 Feb 2022	—	88,302
	Enersis SA/Cayman Island	7.375% 15 Jan 2014	—	153,238

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Enron Cap Res LP Pfd Ser A 9%	Preferred Stock	—	—
Equifax Inc	7.0% 01 Jul 2037	—	219,276
Firstenergy Corp	2.75% 15 Mar 2018	—	140,586
Ford Motor Co	7.45% 16 Jul 2031	—	290,028
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	331,629
Ford Motor Credit Co LLC	5.0% 15 May 2018	—	428,671
Freeport Mcmoran	2.375% 15 Mar 2018	—	196,869
Frontier Communications	7.875% 15 Jan 2027	—	274,713
Frontier Communications	8.5% 15 Apr 2020	—	259,714
GCCFC Commercial Mortgage	5.736% 10 Dec 2049	—	132,237
GE Equipment	0.6% 23 May 2016	—	636,112
General Elec Cap Corp	5.3% 11 Feb 2021	—	331,142
General Elec Cap Corp	3.75% 14 Nov 2014	—	431,920
General Elec Cap Corp	2.95% 09 May 2016	—	196,290
General Motors Finl Co	6.75% 01 Jun 2018	—	89,992
Georgia Pacific LLC	7.37% 01 Dec 2025	—	158,293
Georgia Pacific LLC	7.25% 01 Jun 2028	—	303,301
Georgia Pacific LLC	7.75% 15 Nov 2029	—	231,149
Georgia Pacific LLC	8.875% 15 May 2031	—	6,853
Goldman Sachs Group	6.15% 01 Apr 2018	—	282,873
Goldman Sachs Group	5.25% 27 Jul 2021	—	253,880
Grupo Televisa Sab	7.25% 14 May 2043	—	122,014
GS Mortgage Securities Trust	1.0% 10 Aug 2045	—	498,422
HCA Inc	7.5% 15 Feb 2022	—	406,112
Health Care Reit Inc Pfd Ser J	Preferred Stock	—	36,400
Hospitality Pptys Tr Redeemable Cum Pfd Ser D 7.125%	Preferred Stock	—	60,138
Intl Lease Finance Corp	6.25% 15 May 2019	—	704,988
Intl Lease Finance Corp	3.875% 15 Apr 2018	—	346,228
Ipic Gmtn Ltd	6.875% 01 Nov 2041	—	308,238
JP Morgan Chase & Co	3.7% 20 Jan 2015	—	132,281
JP Morgan Chase & Co	4.25% 15 Oct 2020	—	47,070
JP Morgan Chase & Co	4.625% 10 May 2021	—	74,461
JP Morgan Chase & Co	4.5% 24 Jan 2022	—	255,712
Lotte Shopping Co Ltd	3.375% 09 May 2017	—	227,314
Methanex Corp	3.25% 15 Dec 2019	—	190,973
Mexichem Sab DE CV	6.75% 19 Sep 2042	—	206,232
Midwest Banc Hldgs Inc Perp Pfd Ser A 7.75%	Preferred Stock	—	—
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	97,687
Modern Energy Corp	Preferred Stock	—	—
Morgan Stanley	5.5% 24 Jul 2020	—	320,041
Morgan Stanley	5.55% 27 Apr 2017	—	275,187
Morgan Stanley	5.375% 15 Oct 2015	—	68,986
Morgan Stanley	5.5% 26 Jan 2020	—	182,771
Morgan Stanley Cap Tr Vi Cap Secs 6.60%	Preferred Stock	—	19,640
Morgan Stanley Capital I Trust	1.0% 12 Apr 2049	—	687,872
Morgan Stanley Capital I Trust	5.569% 15 Dec 2044	—	654,572
Murray St Inv Trust	4.67% 09 Mar 2017	—	26,922
Myriad Int Holding BV	6.375% 28 Jul 2017	—	142,870
Myriad Int Holding BV	6.0% 18 Jul 2020	—	268,546

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Nabors Industries Inc	5.1% 15 Sep 2023	—	325,105
National Retail Pptys Inc Pfd Ser D 6.625%	Preferred Stock	—	22,150
National Rural Util Coop	1.0% 30 Apr 2043	—	170,000
Newfield Exploration Co	5.75% 30 Jan 2022	—	223,599
OI Sa Spon Adr Ea Repr 1 Pfd Shs	Preferred Stock	—	10,335
Olin Corp	5.5% 15 Aug 2022	—	73,822
Osh One Liquidating Corp Pfd	Preferred Stock	—	—
Oshkosh Corp	8.5% 01 Mar 2020	—	169,007
Perkinelmer Inc	5.0% 15 Nov 2021	—	219,059
Pertamina Persero	5.625% 20 May 2043	—	531,763
Petrobras Global Finance	5.625% 20 May 2043	—	149,018
Petrobras Intl Fin Co	6.75% 27 Jan 2041	—	261,662
Petroleos Mexicanos	3.5% 18 Jul 2018	—	96,203
Phillips 66	4.3% 01 Apr 2022	—	160,441
Pko Fin Ab	4.63% 28 Sep 2022	—	235,756
Plains Exploration & Pro	6.875% 15 Feb 2023	—	346,574
Polyone Corp	5.25% 15 Mar 2023	—	173,176
Post Holdings Inc	7.375% 15 Feb 2022	—	242,841
Post Holdings Inc	7.375% 15 Feb 2022	—	63,350
Protective Life Corp Sub Deb 6.0%	Preferred Stock	—	21,210
Qtel International Fin	7.875% 10 Jun 2019	—	331,735
Qwest Corp Nt 6.125%	Preferred Stock	—	18,950
Qwest Corp Nt 7.00%	Preferred Stock	—	21,940
Regency Ctrs Corp Cum Red Pfd Ser 6 6.625%	Preferred Stock	—	21,700
Reynolds American Inc	7.25% 15 Jun 2037	—	485,295
Rock Tenn Co	4.0% 01 Mar 2023	—	127,230
Rowan Companies Inc	5.0% 01 Sep 2017	—	256,660
Royal Bank Of Scotland Plc	5.625% 24 Aug 2020	—	27,988
Royal Bk Scotland Group Plc Pref Ser T 7.25%	Preferred Stock	—	9,984
RPM International Inc	6.125% 15 Oct 2019	—	252,315
Santander Drive Auto	2.7% 15 Aug 2018	—	116,565
Santander Drive Auto	1.94% 15 Dec 2016	—	482,979
Santander Drive Auto	1.94% 15 Mar 2018	—	144,227
Sealed Air Corp	5.25% 01 Apr 2023	—	139,145
Sealed Air Corp	6.5% 01 Dec 2020	—	95,469
Sequoia Mortgage Trust	1.0% 25 May 2043	—	242,787
Service Corp Intl	5.375% 15 Jan 2022	—	94,914
Sidewinder Drilling Inc	9.75% 15 Nov 2019	—	95,518
SK Telecom Co Ltd	6.625% 20 Jul 2027	—	228,721
SLM Corp	6.25% 25 Jan 2016	—	650,075
SLM Corp	4.875% 17 Jun 2019	—	339,223
SM Energy Co	6.5% 01 Jan 2023	—	170,752
Springleaf Funding Trust	3.92% 16 Jan 2023	—	355,553
Sprint Capital Corp	6.875% 15 Nov 2028	—	455,709
Steel Dynamics Inc	5.25% 15 Apr 2023	—	59,205
Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	157,243
Telefonica Emisiones Sau	3.992% 18 Feb 2016	—	196,933
Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	10,412
Telemar Norte Leste Sa	5.5% 23 Oct 2020	—	247,108

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Telephone & Data Sys Inc 6.875%	Preferred Stock	—	22,640
	Thai Oil Pcl	4.875% 23 Jan 2043	—	318,141
	Time Warner Cable Inc	5.875% 15 Nov 2040	—	68,287
	Time Warner Cable Inc	5.5% 01 Sep 2041	—	110,381
	Time Warner Cable Inc	4.5% 15 Sep 2042	—	104,655
	Toyota Motor Credit Corp	1.75% 22 May 2017	—	337,080
	Transelec SA	4.625% 26 Jul 2023	—	189,951
	Transocean Inc	6.5% 15 Nov 2020	—	507,068
	Transport De Gas Peru	4.25% 30 Apr 2028	—	306,511
	USG Corp	9.75% 15 Jan 2018	—	186,694
	Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	140,372
	Verizon Communications	6.4% 15 Feb 2038	—	188,375
	Verizon Communications	3.65% 14 Sep 2018	—	271,581
	Verizon Communications	6.55% 15 Sep 2043	—	658,044
	Vesey Str Invt Tr	4.404% 01 Sep 2016	—	26,842
	Votorantim Cimentos SA	7.25% 05 Apr 2041	—	187,484
	Western Union Co	2.375% 10 Dec 2015	—	85,829
	Whirlpool Corp	4.7% 01 Jun 2022	—	235,639
	Windstream Corp	8.125% 01 Sep 2018	—	68,950
	Windstream Corp	7.5% 01 Apr 2023	—	178,504
	Wolverine World Wide	6.125% 15 Oct 2020	—	58,071
	World Financial Network	3.14% 17 Jan 2023	—	658,655
	World Financial Network	1.76% 17 May 2021	—	689,512

	Corporate and Other Obligations			$38,500,226

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

*	State Street Bank & Trust Co	Short-Term Investment Fund	—	4,389,061
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	9,068,086
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	2,629,807

				16,086,954

	U.S. Government and Government Agency Issues

	California St	5.75% 01 Mar 2017	—	450,169
	Contra Costa Ca Cmnty Clg Dist	5.0% 01 Aug 2038	—	498,318
	Fannie Mae	0.875% 20 Dec 2017	—	4,534,855
	Fannie Mae	2.625% 20 Nov 2014	—	6,189,682
	Fed HM LN PC Pool 1L1358	1.0% 01 May 2036	—	859,317
	Fed HM LN PC Pool 1Q0669	1.0% 01 Nov 2037	—	59,698
	Fed HM LN PC Pool 1Q1159	1.0% 01 May 2038	—	538,781
	Fed HM LN PC Pool A89385	4.5% 01 Oct 2039	—	2,348,681
	Fed HM LN PC Pool C09004	3.5% 01 Jul 2042	—	319,993
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	518,974
	Fed HM LN PC Pool G03205	5.5% 01 Jul 2035	—	101,699

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fed HM LN PC Pool G03737	6.5% 01 Nov 2037	—	544,187
Fed HM LN PC Pool G08542	4.0% 01 Aug 2043	—	2,758,523
Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	124,524
Fed HM LN PC Pool J16933	3.0% 01 Oct 2026	—	35,355
Fed HM LN PC Pool J18615	3.0% 01 Apr 2027	—	21,760
Fed HM LN PC Pool J18702	3.0% 01 Mar 2027	—	114,231
Fed HM LN PC Pool J18832	3.0% 01 Apr 2027	—	14,525
Fed HM LN PC Pool J19087	3.0% 01 May 2027	—	13,773
Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	2,560,434
Fed HM LN PC Pool Q11095	3.5% 01 Sep 2042	—	2,574,693
Federal Farm Credit Bank	1.0% 29 Sep 2014	—	837,221
Federal Home Loan Mortgage Cor	4.0% 01 Dec 2099	—	1,498,907
Federal Natl Mtg Assn	3.5% 01 Dec 2099	—	1,420,957
Florida St Hurricane Catastrop Flsgen	2.995% 01 Jul 2020	—	902,539
FNMA Conv 15Yr TBA	2.5% 01 Dec 2099	—	1,969,356
FNMA Pool 254693	5.5% 01 Apr 2033	—	175,686
FNMA Pool 725222	5.5% 01 Feb 2034	—	229,120
FNMA Pool 725423	5.5% 01 May 2034	—	170,606
FNMA Pool 725424	5.5% 01 Apr 2034	—	78,396
FNMA Pool 725690	6.0% 01 Aug 2034	—	70,647
FNMA Pool 725946	5.5% 01 Nov 2034	—	207,395
FNMA Pool 735141	5.5% 01 Jan 2035	—	—
FNMA Pool 735667	5.0% 01 Jul 2035	—	1,396,241
FNMA Pool 735676	5.0% 01 Jul 2035	—	395,499
FNMA Pool 743132	5.0% 01 Oct 2018	—	424,117
FNMA Pool 745275	5.0% 01 Feb 2036	—	1,216,196
FNMA Pool 745327	6.0% 01 Mar 2036	—	—
FNMA Pool 756363	1.0% 01 Dec 2033	—	118,659
FNMA Pool 770946	5.0% 01 Apr 2034	—	296,341
FNMA Pool 776971	5.0% 01 Apr 2034	—	309,186
FNMA Pool 831540	6.0% 01 Jun 2036	—	394,612
FNMA Pool 844444	5.0% 01 Dec 2035	—	506,316
FNMA Pool 888340	5.0% 01 Aug 2036	—	356,724
FNMA Pool 888521	1.0% 01 Mar 2034	—	209,120
FNMA Pool 889004	1.0% 01 Aug 2037	—	300,950
FNMA Pool 889361	6.0% 01 Mar 2038	—	—
FNMA Pool 914789	5.0% 01 Apr 2037	—	970,133
FNMA Pool 931745	5.0% 01 Aug 2024	—	1,713,641
FNMA Pool 986148	5.5% 01 Jan 2038	—	1,247,588
FNMA Pool AD8529	4.5% 01 Aug 2040	—	452,629
FNMA Pool AK2989	3.0% 01 May 2027	—	1,280,809
FNMA Pool AL0139	1.0% 01 Feb 2039	—	542,237
FNMA Pool AL2891	3.5% 01 Dec 2042	—	1,849,352
FNMA Pool AO5515	3.5% 01 Jul 2042	—	384,068
FNMA Pool AQ5046	3.0% 01 Dec 2042	—	35,055
FNMA Pool AR6071	3.0% 01 Apr 2043	—	22,900
FNMA TBA 30Yr Single Family	3.5% 01 Dec 2099	—	4,837,750
FNMA TBA Jan 30 Single Fam	4.5% 01 Feb 2099	—	1,742,406
FNMA TBA Jan 30 Single Fam	5.0% 01 Dec 2099	—	1,025,040

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA TBA Single Family Mortgage	4.0% 01 Dec 2099	—	1,061,726
Freddie Mac	4.875% 13 Jun 2018	—	4,046,767
Illinois St	2.42% 01 Apr 2017	—	1,357,162
Japan Treasury Disc Bill	0.01% 14 Jan 2014	—	1,758,957
Japan Treasury Disc Bill	0.01% 20 Jan 2014	—	1,481,213
Met Transprtn Auth NY	5.0% 15 Nov 2038	—	515,002
North Carolina State Education	1.0% 25 Jul 2025	—	1,407,723
Province of Ontario	4.0% 07 Oct 2019	—	2,017,185
Province of Quebec	4.6% 26 May 2015	—	1,225,984
Republic Of Indonesia	3.375% 15 Apr 2023	—	224,800
Republic Of Poland	6.375% 15 Jul 2019	—	45,490
Republic Of Poland	3.875% 16 Jul 2015	—	438,800
Russia Foreign Bond	1.0% 31 Mar 2030	—	177,386
Sacramento City	5.0% 01 Jul 2031	—	496,444
San Antonio Tx Elec Gas Reve	5.0% 01 Feb 2043	—	490,077
State of Qatar	4.5% 20 Jan 2022	—	288,391
Treasury Bill	0.10% 06 Feb 2014	—	3,721,496
Treasury Bill	0.1% 20 Mar 2014	—	37,797,884
Tsy Infl Ix N/B	0.125% 15 Apr 2016	—	3,849,708
Univ of Massachusetts Ma Bldg	5.0% 01 Nov 2039	—	500,779
US Treasury N/B	1.25% 30 Nov 2018	—	1,647,334
US Treasury N/B	1.875% 30 Apr 2014	—	5,720,105
US Treasury N/B	3.625% 15 Feb 2020	—	3,833,939
US Treasury N/B	2.5% 30 Apr 2015	—	7,252,553
US Treasury N/B	1.875% 30 Jun 2015	—	1,913,493
US Treasury N/B	1.5% 31 Aug 2018	—	1,524,764
US Treasury N/B	1.375% 30 Sep 2018	—	6,069,887
US Treasury N/B	0.875% 4/30/20 17	—	358,958
US Treasury N/B	0.25% 15 Oct 2015	—	3,114,589
US Treasury N/B	0.75% 31 Oct 2017	—	1,218,146
US Treasury N/B	1.625% 15 Nov 2022	—	4,584,856
US Treasury N/B	1.75% 15 May 2023	—	2,214,508
US Treasury N/B	0.25% 31 May 2015	—	1,893,460
US Treasury N/B	2.5% 15 Aug 2023	—	7,718,365
US Treasury N/B	2.75% 15 Nov 2023	—	1,484,982
US Treasury N/B	0.625% 15 Nov 2016	—	1,843,152
US Treasury N/B	0.25% 31 Dec 2015	—	18,948,243
US Treasury N/B	1.5% 31 Dec 2018	—	2,713,117
US Treasury N/B	1.0% 31 Aug 2016	—	2,484,883
US Treasury N/B	0.25% 31 Aug 2014	—	19,463,009
US Treasury N/B	0.125% 30 Apr 2015	—	5,671,063
US Treasury N/B	1.75% 31 Oct 2020	—	1,390,937
US Treasury N/B	6.5% 15 Nov 2026	—	58,488
US Treasury N/B	2.125% 31 May 2015	—	36,386,023
US Treasury N/B	1.75% 31 May 2016	—	9,637,010
US Treasury N/B	0.25% 31 Jan 2014	—	31,541,308
US Treasury N/B	1.375% 31 Jul 2018	—	14,454,905

			312,815,622

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Corporate and Other Obligations

	21st Century Fox America Company	4.5% 15 Feb 2021	—	401,547
	ABN AMRO Bank N.V.	2.5% 30 Oct 2018	—	473,618
	ABN AMRO Bank N.V.	4.25% 02 Feb 2017	—	417,274
	ABN AMRO Bank N.V.	2.5% 30 Oct 2018	—	531,612
	Ace Ina Holdings Company	5.6% 15 May 2015	—	192,004
	Agilent Technologies Inc	6.5% 01 Nov 2017	—	569,194
	Alcoa Inc	6.75% 15 Jul 2018	—	465,990
	Allegheny Technologies	5.87% 15 Aug 2023	—	540,491
	Allegheny Technologies	5.95% 15 Jan 2021	—	121,131
	Allied World Assurance	7.5% 01 Aug 2016	—	184,314
	Ally Auto Receivables Trust	0.72% 20 May 2016	—	761,264
	Ally Master Owner Trust	1.54% 15 Sep 2019	—	1,212,435
	Ally Master Owner Trust	1.0% 15 Feb 2018	—	496,766
	Ally Master Owner Trust	1.0% 15 Feb 2018	—	696,446
	Altria Group Inc	4.75% 05 May 2021	—	887,599
	Amazon.com Inc	0.65% 27 Nov 2015	—	982,333
	America Movil	3.625% 30 Mar 2015	—	718,342
	American Express	0.59% 15 May 2018	—	578,690
	American Express	0.68% 15 Mar 2018	—	1,047,909
	American Intl Group	4.875% 15 Sep 2016	—	561,079
	American Intl Group	5.45% 18 May 2017	—	435,037
	American Intl Group	3.8% 22 Mar 2017	—	218,214
	American Intl Group	4.875% 01 Jun 2022	—	313,755
	American Intl Group	6.4% 15 Dec 2020	—	977,503
	American Tower	5.05% 01 Sep 2020	—	396,153
	Americredit Automobile Receivables	0.96% 09 Jan 2017	—	581,008
	Americredit Automobile Receivables	0.49% 08 Apr 2016	—	240,683
	Americredit Automobile Receivables	0.92% 09 Apr 2018	—	656,768
	Americredit Automobile Receivables	0.96% 09 Apr 2018	—	272,865
	Americredit Automobile Receivables	1.55% 08 Jul 2016	—	703,062
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	893,698
	Aon Plc	3.5% 30 Sep 2015	—	492,544
	Apple Inc	1.0% 03 May 2018	—	371,649
	Asciano Finance	3.125% 23 Sep 2015	—	482,607
	AT&T Inc	5.8% 15 Feb 2019	—	457,338
	AT&T Inc	1.0% 27 Nov 2018	—	745,148
	Baidu Inc	2.25% 28 Nov 2017	—	196,165
	Baidu Inc	3.25% 06 Aug 2018	—	290,148
*	Bank of America	6.4% 28 Aug 2017	—	975,992
*	Bank of America	6.875% 25 Apr 2018	—	247,357
*	Bank of America	6.0% 01 Sep 2017	—	749,935
*	Bank of America	1.0% 15 Jan 2019	—	926,715
*	Bank of America	5.65% 01 May 2018	—	149,524
*	Bank of America	7.625% 01 Aug 2019	—	205,172
*	Bank of America	5.625% 01 Jul 2020	—	939,565
*	Bank of America	5.7% 24 Jan 2022	—	38,547
*	Bank of America	3.875% 22 Mar 2017	—	124,626

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
*	Bank of America	5.42% 15 Mar 2017	—	320,926
*	Bank of America	5.49% 15 Mar 2019	—	969,467
*	Bank of America	6.1% 15 Jun 2017	—	351,103
*	Bank of America	3.75% 12 Jul 2016	—	460,335
*	Bank of America	2.6% 15 Jan 2019	—	302,975
*	Bank of America	6.05% 18 May 2016	—	433,580
*	Bank of America	6.875% 25 Apr 2018	—	172,575
*	Bank of America	1.03% 15 Dec 2016	—	387,290
	Barclays Bank Plc	5.125% 08 Jan 2020	—	404,603
	Barrick NA Finance LLC	4.4% 30 May 2021	—	758,883
	Barrick NA Finance LLC	4.4% 30 May 2021	—	177,073
*	Baxter International Inc	1.85% 15 Jan 2017	—	216,371
	BBVA US	4.664% 09 Oct 2015	—	956,450
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	1,107,574
	Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	271,227
	Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	56,976
	Bear Stearns Commercial Mortgage	5.533% 12 Oct 2041	—	6,312
	Bear Stearns Commercial Mortgage	1.0% 12 Jan 2045	—	792,403
	Bear Stearns Cos LLC	7.25% 01 Feb 2018	—	879,647
	Berkshire Hathaway Fin	1.6% 15 May 2017	—	663,140
	BNP Paribas	2.4% 12 Dec 2018	—	921,527
	Boston Properties LP	3.7% 15 Nov 2018	—	272,007
	BP Capital Markets Plc	1.846% 05 May 2017	—	933,674
	BP Capital Markets Plc	4.5% 01 Oct 2020	—	473,082
	BP Capital Markets Plc	1.375% 06 Nov 2017	—	364,135
	BPCE SA	5.7% 22 Oct 2023	—	265,280
	British Telecom Plc	1.625% 28 Jun 2016	—	412,280
	British Telecom Plc	1.625% 28 Jun 2016	—	480,994
	Bunge Limited Finance Co	8.5% 15 Aug 2019	—	300,038
	Burlington North Santa Fe	5.75% 15 Mar 2018	—	299,525
	Canadian National Railways Co	1.45% 15 Dec 2018	—	930,949
	Capital Auto Receivables	0.79% 20 Jun 2017	—	451,644
	Capital One	5.25% 21 Feb 2017	—	399,788
	Capital One	1.0% 15 Mar 2017	—	559,734
	Capital One	1.5% 22 Mar 2018	—	1,324,771
	Carmax Auto Owner Trust	0.84% 15 Mar 2017	—	1,577,205
	Carmax Auto Owner Trust	0.89% 15 Sep 2016	—	427,672
	Carmax Auto Owner Trust	1.41% 16 Feb 2016	—	773,615
	Caterpillar Financial	1.0% 25 Nov 2018	—	952,888
	CBS Corp	8.875% 15 May 2019	—	211,491
	CBS Corp	5.75% 15 Apr 2020	—	278,528
	CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	1,491,825
	Cellco Part/Veri Wirelss	8.5% 15 Nov 2018	—	418,881
	Centerpoint Energy Resources	4.5% 15 Jan 2021	—	103,788
	CF Industries Inc	7.125% 01 May 2020	—	901,034
	Chase	1.3% 18 Feb 2020	—	448,956
	CIT Equipment Collateral	1.1% 22 Aug 2016	—	181,122
	CIT Equipment Collateral	1.13% 20 Jul 2020	—	458,088
	Citifinancial Mortgage	1.0% 25 Jan 2033	—	55,444

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Citigroup Commercial Mortgage	1.0% 10 Dec 2049	—	435,295
Citigroup Commercial Mortgage	5.431% 15 Oct 2045	—	244,182
Citigroup Commercial Mortgage	1.0% 15 Mar 2049	—	282,809
Citigroup Inc	5.375% 09 Aug 2020	—	476,000
Citigroup Inc	4.5% 14 Jan 2022	—	479,484
Citigroup Inc	6.01% 15 Jan 2015	—	590,203
Citigroup Inc	5.375% 09 Aug 2020	—	438,363
Citigroup Inc	4.5% 14 Jan 2022	—	760,987
Cleveland Electric	5.7% 01 Apr 2017	—	219,248
CNH Equipment Trust	0.63% 17 Jan 2017	—	375,758
CNH Equipment Trust	0.49% 15 Mar 2017	—	459,724
CNH Equipment Trust	0.94% 15 May 2017	—	268,961
CNH Equipment Trust	1.74% 17 Jan 2017	—	487,379
Coca Cola Co	3.3% 01 Sep 2021	—	1,364,444
Coca Cola Co	3.2% 01 Nov 2023	—	935,895
Comcast Corp	5.15% 01 Mar 2020	—	331,077
Comcast Corp	4.95% 15 Jun 2016	—	175,312
Comcast Corp	6.5% 15 Jan 2017	—	195,076
Comm Mortgage Trust	3.147% 15 Aug 2045	—	230,226
Comm Mortgage Trust	1.0% 10 Jul 2045	—	967,681
Comm Mortgage Trust	1.0% 10 Oct 2046	—	818,358
Comm Mortgage Trust	1.8726% 12 Apr 2035	—	234,940
Comm Mortgage Trust	3.689% 10 Aug 2046	—	917,012
Conagra Foods Inc	1.9% 25 Jan 2018	—	1,031,621
Cons Edison Co	5.3% 01 Dec 2016	—	870,785
Constellation Energy	5.15% 01 Dec 2020	—	90,081
Consumers Energy	6.12% 15 Mar 2019	—	315,657
Countrywide Finl Corp	6.25% 15 May 2016	—	78,384
Coventry Health Care Inc	6.125% 1/15/2015	—	30,827
Coventry Health Care Inc	5.95% 3/15/2017	—	93,509
Coventry Health Care Inc	6.3% 8/15/2014	—	261,879
Cox Communications Inc	6.2% 01 Jun 2018	—	898,971
Crane Co	2.75% 15 Dec 2018	—	154,928
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	117,450
Credit Suisse	6.5% 08 Aug 2023	—	283,643
Credit Suisse	5.3% 13 Aug 2019	—	983,052
Credit Suisse Mortgage Trust	1.0% 15 Jun 2038	—	597,017
Credit Suisse Mortgage Trust	5.467% 15 Sep 2039	—	—
CS First Boston Mortgage	1.0% 15 Feb 2038	—	268,808
CVS Caremark Corp	2.25% 05 Dec 2018	—	1,045,718
Daimler Finance NA LLC	1.25% 11 Jan 2016	—	852,015
Delta Air Lines	7.75% 17 Jun 2021	—	563,939
Diageo Capital Plc	7.375% 15 Jan 2014	—	302,377
DirecTV Holdings LLC	4.75% 01 Oct 2014	—	145,289
DirecTV Holdings LLC	4.6% 15 Feb 2021	—	251,212
DirecTV Holdings LLC	3.8% 15 Mar 2022	—	224,338
Discover Bank	7.0% 15 Apr 2020	—	452,655
Discover Card	0.81% 15 Aug 2017	—	302,700
Discover Card	1.04% 15 Apr 2019	—	626,602

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Discover Card	0.86% 15 Nov 2017	—	264,762
Dominion Resources Inc	1.95% 15 Aug 2016	—	929,797
Dow Chemical Co	8.55% 15 May 2019	—	300,277
Dow Chemical Co	4.125% 15 Nov 2021	—	321,639
Dryrock	0.64% 15 Aug 2018	—	573,930
Duke Energy Indiana Inc	1.0% 11 Jul 2016	—	258,181
Duke Realty LP	8.25% 15 Aug 2019	—	72,287
Enel Finance Intl NV	6.25% 15 Sep 2017	—	679,199
Energy Transfer Partners	4.65% 01 Jun 2021	—	335,307
Energy Transfer Partners	6.7% 01 Jul 2018	—	555,841
Energy Transfer Partners	4.15% 01 Oct 2020	—	913,191
Enterprise Products	5.2% 01 Sep 2020	—	276,010
Enterprise Products	3.35% 15 Mar 2023	—	318,886
Enterprise Products	1.25% 13 Aug 2015	—	964,817
ERAC USA Finance LLC	2.25% 10 Jan 2014	—	929,540
Ericsson	4.125% 15 May 2022	—	472,885
ERP Operating LP	5.25% 15 Sep 2014	—	416,664
Eurasian Development	5.0% 28 Sep 2020	—	450,483
Exelon Generation Co LLC	4.0% 01 Oct 2020	—	408,521
Extended Stay America Trust	1.0% 05 Dec 2031	—	258,239
Extended Stay America Trust	2.2952% 05 Dec 2031	—	330,464
Federal Realty Invs Trst	5.65% 01 Jun 2016	—	299,708
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	3,670,138
FHLMC Multifamily Structured	2.412% 25 Aug 2018	—	302,422
FHLMC Multifamily Structured	2.13% 25 Jan 2019	—	649,274
FHLMC Multifamily Structured	2.086% 25 Mar 2019	—	901,372
FHLMC Multifamily Structured	1.883% 25 May 2019	—	3,138,142
FHLMC Multifamily Structured	1.0% 25 Feb 2023	—	1,241,482
FHLMC Multifamily Structured	2.917% 25 Aug 2020	—	539,347
FHLMC Multifamily Structured	1.603% 25 Jan 2022	—	840,269
FHLMC Multifamily Structured	2.615% 25 Mar 2023	—	585,097
Fifth Third Auto Trust	0.61% 15 Sep 2017	—	390,958
Fifth Third Bancorp	3.5% 15 Mar 2022	—	179,336
First National	1.0% 15 Oct 2019	—	340,566
Ford Credit	1.0% 15 Jan 2016	—	973,135
Ford Credit	4.2% 15 Feb 2017	—	1,315,831
Ford Credit Auto Lease Trust	0.54% 15 Nov 2014	—	202,509
Ford Credit Auto Owner Trust	1.0% 15 Sep 2017	—	318,129
Ford Credit Floorplan Master	0.85% 15 Jan 2018	—	299,649
Ford Motor Credit Co LLC	8.125% 15 Jan 2020	—	1,545,265
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	832,878
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	992,835
Freeport McMoran	2.375% 15 Mar 2018	—	248,491
Freeport Mcmoran	2.15% 01 Mar 2017	—	455,414
Gazprom (Gaz Capital SA)	6.212% 22 Nov 2016	—	328,271
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	1,207,784
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	844,296
GDF Suez	1.625% 10 Oct 2017	—	171,451
General Elec Cap Corp	1.76% 15 Sep 2022	—	1,337,172

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
GE Equipment	1.0% 24 Aug 2015	—	99,943
General Elec Cap Corp	5.5% 08 Jan 2020	—	1,225,725
General Elec Cap Corp	4.65% 17 Oct 2021	—	206,716
Genworth Holdings Inc	7.7% 15 Jun 2020	—	283,834
Genworth Holdings Inc	7.2% 15 Feb 2021	—	870,033
Gerdau Trade Inc	5.75% 30 Jan 2021	—	101,236
Gerdau Trade Inc	4.75% 15 Apr 2023	—	372,922
Glaxosmithkline Capital Company	1.5% 5/08/20 17	—	895,601
Glencore Funding LLC	4.125% 30 May 2023	—	304,624
Goldman Sachs Group	6.25% 01 Sep 2017	—	841,070
Goldman Sachs Group	7.5% 15 Feb 2019	—	474,055
Goldman Sachs Group	6.0% 15 Jun 2020	—	345,858
Goldman Sachs Group	5.75% 24 Jan 2022	—	355,987
Goldman Sachs Group	1.0% 29 Nov 2023	—	894,461
Goldman Sachs Group	5.25% 27 Jul 2021	—	788,345
Goldman Sachs Group	5.75% 24 Jan 2022	—	509,335
GS Mortgage Securities Trust	1.0% 11 Aug 2029	—	2,897,548
GS Mortgage Securities Trust	1.0% 10 Jul 2026	—	852,502
GS Mortgage Securities Trust	4.751% 10 Jul 2039	—	746,242
GS Mortgage Securities Trust	1.0% 11 Aug 2029	—	513,612
GS Mortgage Securities Trust	1.0% 10 Aug 2038	—	277,929
Harley Davidson Motorcycle	0.68% 15 Apr 2017	—	365,194
Hartford Finl Svcs Grp	4.0% 30 Mar 2015	—	80,871
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	261,386
Hartford Finl Svcs Grp	5.125% 15 Apr 2022	—	211,970
HCP Inc	5.375% 01 Feb 2021	—	543,388
Health Care Reit Inc	5.25% 15 Jan 2022	—	528,825
Health Care Reit Inc	2.25% 15 Mar 2018	—	365,561
Healthcare Realty Trust	3.75% 15 Apr 2023	—	72,018
Hess Corp	8.125% 15 Feb 2019	—	531,798
Hewlett Packard Co	4.30% 01 Jun 2021	—	877,744
Hewlett Packard Co	4.65% 09 Dec 2021	—	99,190
Hewlett Packard Co	4.3% 01 Jun 2021	—	261,351
Hilton USA Trust	2.662% 05 Nov 2030	—	1,046,575
Honda Auto Receivables	0.7% 16 Feb 2016	—	497,247
Honda Auto Receivables	0.56% 15 May 2016	—	862,261
HSBC Holdings PLC	5.1% 05 Apr 2021	—	248,743
Humana Inc	7.2% 15 Jun 2018	—	500,755
Huntington Auto Trust	1.01% 15 Jan 2016	—	126,030
Huntington Auto Trust	1.18% 15 Jun 2017	—	1,127,172
Hyundai Auto Lease	0.66% 15 Jun 2016	—	518,176
Hyundai Auto Receivables	1.65% 15 Feb 2017	—	721,450
ING Bank	2.0% 25 Sep 2015	—	504,474
Intl Bk Recon & Develop	9.25% 15 Jul 2017	—	155,399
Intl Paper Co	7.95% 15 Jun 2018	—	70,917
Jabil Circuit Inc	8.25% 15 Mar 2018	—	102,790
John Deere Capital Corp	2.0% 13 Jan 2017	—	410,656
JP Morgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	1,451,655
JP Morgan Chase & Co	6.0% 15 Jan 2018	—	997,191

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	JP Morgan Chase & Co	4.4% 22 Jul 2020	—	298,105
	JP Morgan Chase & Co	6.0% 15 Jan 2018	—	448,176
	JP Morgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	687,584
	JP Morgan Chase Commercial Mortgage	5.439% 15 Jan 2049	—	1,072,931
	JP Morgan Chase Commercial Mortgage	1.0% 12 Feb 2051	—	949,327
	JP Morgan Chase Commercial Mortgage	2.7493% 15 Nov 2043	—	328,369
	JP Morgan Chase Commercial Mortgage	1.0% 12 Dec 2044	—	66,303
	JP Morgan Chase Commercial Mortgage	3.1425% 15 Dec 2047	—	960,674
	Kazmunaygas National Co	7.0% 05 May 2020	—	223,910
	Kinder Morgan	5.95% 15 Feb 2018	—	453,363
	Kinder Morgan	6.85% 15 Feb 2020	—	717,119
	Kinder Morgan	4.15% 01 Mar 2022	—	189,329
	Kinder Morgan	3.95% 01 Sep 2022	—	355,573
	Korea Finance Corp	2.25% 07 Aug 2017	—	875,548
	Korea National Oil Corp	3.125% 03 Apr 2017	—	496,066
	Kraft Foods Group Inc	5.375% 10 Feb 2020	—	466,561
	LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	307,729
	LB UBS Commercial Mortgage	1.0% 15 Jun 2029	—	42,474
	Liberty Property LP	5.5% 15 Dec 2016	—	75,188
	Liberty Property LP	6.625% 01 Oct 2017	—	44,571
	Life Technologies Corp	6.0% 01 Mar 2020	—	609,337
	Lincoln National Corp	4.3% 15 Jun 2015	—	142,815
	Lincoln National Corp	8.75% 01 Jul 2019	—	127,751
	Lorillard Tobacco Co	2.3% 21 Aug 2017	—	672,881
	Lorillard Tobacco Co	3.75% 20 May 2023	—	416,340
	Lyondellbasell Ind	5.0% 15 Apr 2019	—	929,388
	M&T Bank Auto Receivables Trust	1.06% 15 Nov 2017	—	423,370
	Macquarie Bank Ltd	5.0% 22 Feb 2017	—	98,134
	Macquarie Group Ltd	4.875% 10 Aug 2017	—	201,175
	Macys Retail Hldgs Inc	3.875% 15 Jan 2022	—	402,826
	Manuf & Traders Trust Co	1.0% 28 Dec 2020	—	253,075
	Marathon Petroleum Corp	5.125% 01 Mar 2021	—	161,272
	McKesson Corp	3.25% 01 Mar 2016	—	1,049,586
	Mercedes Benz Auto Lease Trust	0.59% 15 Feb 2016	—	336,863
	Merrill Lynch Mortgage	1.0% 25 Aug 2036	—	13,969
	Merrill Lynch Mortgage	4.96% 12 Jul 2038	—	292,760
	Merrill Lynch Mortgage	1.0% 12 Aug 2043	—	346,320
	Methanex Corp	3.25% 15 Dec 2019	—	231,778
*	MetLife Inc	7.717% 15 Feb 2019	—	142,319
*	MetLife Inc	6.817% 15 Aug 2018	—	430,751
*	MetLife Inc	6.75% 01 Jun 2016	—	337,447
	ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	1,204,119
	ML CFC Commercial Mortgage Trust	5.166% 12 Dec 2049	—	1,298,167
	ML CFC Commercial Mortgage Trust	5.7% 12 Sep 2049	—	800,053
	Morgan Stanley	5.5% 24 Jul 2020	—	544,127
	Morgan Stanley	5.5% 28 Jul 2021	—	339,249
	Morgan Stanley	5.625% 23 Sep 2019	—	353,935
	Morgan Stanley	5.55% 27 Apr 2017	—	222,518
	Morgan Stanley	5.95% 28 Dec 2017	—	772,648

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Morgan Stanley	5.5% 28 Jul 2021	—	451,245
Morgan Stanley	6.625% 01 Apr 2018	—	1,451,657
Morgan Stanley BAML Trust	4.039% 15 Nov 2046	—	450,570
Morgan Stanley Capital I Trust	4.89% 12 Jun 2047	—	913,459
Morgan Stanley Capital I Trust	1.0% 12 Aug 2041	—	9,471
Morgan Stanley Capital I Trust	1.0% 11 Jun 2042	—	579,421
Morgan Stanley Capital I Trust	1.0% 11 Jun 2042	—	812,798
Motel 6 Trust	1.9483% 05 Oct 2025	—	491,263
Murray St Inv Trust I	1.0% 08 Mar 2017	—	48,202
Mylan Inc	4.2% 29 Nov 2023	—	909,225
Mylan Inc	2.55% 28 Mar 2019	—	741,767
Mylan Inc	2.55% 28 Mar 2019	—	472,034
Nabors Industries Inc	5.10% 15 Sep 2023	—	179,723
Nabors Industries Inc	5.0% 15 Sep 2020	—	617,633
Natl Grid PLC	6.3% 01 Aug 2016	—	547,135
NBC Universal Enterprise	1.0% 15 Apr 2016	—	968,573
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	778,562
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	2,713,694
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	713,632
Nevada Power Co	6.5% 01 Aug 2018	—	288,034
Newmont Mining Corp	3.5% 15 Mar 2022	—	650,169
Nisource Finance Corp	6.8% 15 Jan 2019	—	418,996
Nisource Finance Corp	5.25% 15 Sep 2017	—	376,043
Nissan Auto Lease Trust	0.45% 15 Jun 2015	—	149,105
Nissan Auto Lease Trust	0.57% 15 Jan 2016	—	474,720
Noble Energy Inc	8.25% 01 Mar 2019	—	419,677
Noble Holding Intl Ltd	4.9% 01 Aug 2020	—	37,996
Noble Holding Intl Ltd	3.95% 15 Mar 2022	—	128,421
Nomura Holdings Inc	2.0% 13 Sep 2016	—	482,696
Norfolk Southern Corp	5.75% 01 Apr 2018	—	216,178
Occidental Petroleum Corp	1.75% 15 Feb 2017	—	942,219
Odebrecht Finance Ltd	5.125% 26 Jun 2022	—	190,474
Omnicom Group Inc	4.45% 15 Aug 2020	—	934,643
Omnicom Group Inc	3.625% 01 May 2022	—	157,363
Oneok Inc	4.25% 01 Feb 2022	—	443,959
Oracle Corp	1.2% 15 Oct 2017	—	737,300
Orix Corp	4.71% 27 Apr 2015	—	298,251
Owens Corning Inc	6.5% 01 Dec 2016	—	225,673
Penarth	1.0% 18 Mar 2014	—	540,167
Petroleos Mexicanos	3.5% 18 Jul 2018	—	267,621
Petronas Capital Ltd	5.25% 12 Aug 2019	—	421,270
Philip Morris Intl Inc	4.5% 26 Mar 2020	—	136,784
Philip Morris Intl Inc	1.875% 15 Jan 2019	—	784,502
PNC Bank NA	6.875% 01 Apr 2018	—	488,952
Pride International Inc	8.5% 15 Jun 2019	—	230,687
Prudential Financial Inc	4.5% 15 Nov 2020	—	296,460
Quest Diagnostic Inc	4.75% 30 Jan 2020	—	465,638
Questar Corp	2.75% 01 Feb 2016	—	551,424
Raytheon	3.125% 15 Oct 2020	—	930,316

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Regency Centers LP	5.25% 01 Aug 2015	—	63,020
	Regency Centers LP	5.875% 15 Jun 2017	—	157,299
	Reliance Steel & Alum	4.5% 15 Apr 2023	—	81,131
	Republic Services Inc	3.8% 15 May 2018	—	13,398
	Residential Asset Securities	1.0% 25 May 2033	—	7,466
	Reynolds American Inc	3.25% 01 Nov 2022	—	208,074
	Rio Tinto Fin USA PLC	3.5% 02 Nov 2020	—	784,828
	Rio Tinto Fin USA PLC	3.5% 22 Mar 2022	—	71,615
	Rio Tinto Fin USA PLC	2.875% 21 Aug 2022	—	231,261
	Rio Tinto Fin USA PLC	2.25% 14 Dec 2018	—	428,932
	Rockwell Collins Inc	1.0% 15 Dec 2016	—	180,011
	Rowan Companies Inc	5.0% 01 Sep 2017	—	374,368
	Royal Bk of Scotland Plc	6.125% 11 Jan 2021	—	429,527
	Royal Bk of Scotland Plc	2.55% 18 Sep 2015	—	557,306
	Santander Drive Auto	0.82% 15 Feb 2018	—	335,505
	Santander Drive Auto	0.62% 15 Jun 2017	—	510,520
	Santander Drive Auto	0.47% 15 Sep 2015	—	65,105
	Santander Drive Auto	0.64% 17 Apr 2017	—	281,259
	Santander Holdings USA	4.625% 19 Apr 2016	—	134,889
	Santander US	3.724% 20 Jan 2015	—	1,463,841
	SCSLC 2010	1.0% 25 Jul 2025	—	2,192,826
	Sempra Energy	4.05% 01 Dec 2023	—	470,801
	Sempra Energy	6.5% 01 Jun 2016	—	322,988
	Sinopec Grp	4.375% 17 Oct 2023	—	460,110
	SLM Student Loan Trust	1.0% 25 Sep 2019	—	1,299,160
	Smart Trust	1.25% 14 Aug 2018	—	1,056,674
	Smart Trust	0.67% 14 Jun 2015	—	175,292
	Snap On Inc	4.25% 15 Jan 2018	—	333,563
	Societe Generale	2.5% 15 Jan 2014	—	233,638
	Southern Cal Edison	5.5% 15 Aug 2018	—	445,556
	Southern Co	1.95% 01 Sep 2016	—	933,429
	Southwest Airlines	5.25% 01 Oct 2014	—	185,761
	Southwest Airlines	5.75% 15 Dec 2016	—	162,605
	Spectra Energy Capital	8.00% 01 Oct 2019	—	405,669
	Spectra Energy Partners	2.95% 15 Aug 2018	—	449,490
	Spectra Energy Partners	2.95% 25 Sep 2018	—	98,630
	Standard Chartered PLC	1.0% 12 Jul 2022	—	492,380
	Staples Inc	2.75% 12 Jan 2018	—	458,802
*	State Street Corp	3.7% 20 Nov 2023	—	188,252
	Stryker Corp	2.0% 30 Sep 2016	—	939,721
	Svenska Handelsbanken AB Bank	2.875% 04 Apr 2017	—	253,396
	Talent Yield Investments	4.5% 25 Apr 2022	—	473,576
	Teck Resources Limited	4.5% 15 Jan 2021	—	294,084
	Teck Resources Limited	4.5% 15 Jan 2021	—	646,986
	Teck Resources Limited	3.75% 01 Feb 2023	—	634,900
	Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	1,235,299
	Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	169,406
	Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	651,956
	Thermo Fisher Scientific Inc	4.15% 01 Feb 2024	—	170,592

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Time Warner Cable Inc	7.5% 01 Apr 2014	—	336,328
Time Warner Cable Inc	5.0% 01 Feb 2020	—	118,559
Time Warner Cable Inc	4.0% 01 Sep 2021	—	415,710
Time Warner Inc	4.875% 15 Mar 2020	—	554,599
Time Warner Inc	4.7% 15 Jan 2021	—	511,369
Total Capital SA	4.45% 24 Jun 2020	—	916,855
Total System Services	2.375% 01 Jun 2018	—	134,426
Total System Services	3.75% 01 Jun 2023	—	125,024
Toyota Motor Credit Corp	2.0% 15 Sep 2016	—	940,830
Trans Canada Pipelines	3.4% 01 Jun 2015	—	293,171
Transocean Inc Company	6.37% 15 Dec 2021	—	2,187
Transocean Inc Company	3.8% 15 Oct 2022	—	139,264
Travelers Cos Inc	5.75% 15 Dec 2017	—	412,735
Tyson Foods Inc	4.5% 15 Jun 2022	—	505,268
UBS AG	5.875% 15 Jul 2016	—	578,849
Unicredito Luxem Fin	6.0% 31 Oct 2017	—	238,118
Unum Group	5.625% 15 Sep 2020	—	405,307
US Cellular Corp	6.7% 15 Dec 2033	—	38,741
Valero Energy Corp	6.125% 01 Feb 2020	—	292,307
Verizon Communications	3.65% 14 Sep 2018	—	793,123
Verizon Communications	3.65% 14 Sep 2018	—	1,323,589
Verizon Communications	5.5% 15 Feb 2018	—	318,799
Verizon Communications	5.15% 15 Sep 2023	—	646,701
Viacom Inc	5.625% 15 Sep 2019	—	71,933
Vodafone Group	2.95% 19 Feb 2023	—	394,905
Wachovia Bank Commercial Mortgage	1.0% 15 May 2043	—	898,536
Walgreen Co	1.0% 13 Mar 2015	—	786,521
Waste Management Inc	4.75% 30 Jun 2020	—	444,402
Weatherford Bermuda	6.0% 15 Mar 2018	—	24,025
Weatherford Bermuda	5.125% 15 Sep 2020	—	496,518
Wellpoint Inc	1.25% 10 Sep 2015	—	627,078
Wells Fargo & Company	1.0% 15 Jun 2016	—	486,941
Wells Fargo & Company	4.125% 15 Aug 2023	—	647,511
Wells Fargo & Company	2.1% 08 May 2017	—	916,852
Wells Fargo Commercial Mortgage	2.918% 15 Oct 2045	—	1,298,785
Wells Fargo Commercial Mortgage	1.0% 15 Jul 2046	—	956,577
Western Union Co	2.375% 10 Dec 2015	—	79,658
Western Union Co	3.35% 22 May 2019	—	407,948
WF RBS Commercial Mortgage	4.023% 15 Dec 2046	—	402,729
WF RBS Commercial Mortgage	3.337% 15 Jun 2046	—	427,987
WF RBS Commercial Mortgage	3.526% 15 Nov 2044	—	1,206,575
WF RBS Commercial Mortgage	2.921% 15 Dec 2046	—	551,215
Williams Companies Inc	3.7% 15 Jan 2023	—	391,519
Williams Partners LP	4.0% 15 Nov 2021	—	326,739
World Financial Network	3.14% 17 Jan 2023	—	1,438,899
World Financial Network	1.76% 17 May 2021	—	315,682
World Financial Network	1.61% 15 Dec 2021	—	245,334
World Omni Auto	0.93% 16 Nov 2015	—	282,951
WPP Finance	4.75% 21 Nov 2021	—	196,238

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Wyndham Worldwide Corp	2.5% 01 Mar 2018	—	494,569
	Xerox Corporation	5.625% 15 Dec 2019	—	450,659
	XLIT Ltd	2.3% 15 Dec 2018	—	406,179
	XLIT Ltd	5.25% 15 Sep 2014	—	335,979

				232,410,943

Separate Investment Contract

*	Metropolitan Life Insurance Company	Separate Account	—	172,671,885

	Benefit Responsive Interest Rate Wrapper Contracts

*	Bank of America	Open Ended Maturity	—	(67,011)
*	Metropolitan Life Insurance Company	Open Ended Maturity	—	65,333
*	Transamerica Inc	Open Ended Maturity	—	(126,871)

				(128,549)

	Synthetic Guaranteed Investment Contracts (contract value equals $696,924,338)			$733,856,855

Commingled Investments:

*	Daily Emer Mkts Index Ser State Str Bk & Tr Co	Commingled Investments	—	4,623,607
*	Northern Trust S&P 400 Ind Fnd	Commingled Investments	—	14,293,033
*	SSgA EAFE Equity Fund	Commingled Investments	—	111,718,255
*	SSgA S&P 500 Fund	Commingled Investments	—	279,286,371
*	SSgA Small CAP Fund	Commingled Investments	—	142,953,163
	Vanguard Target Retirement 2010 Fund	Commingled Investments	—	6,572,636
	Vanguard Target Retirement 2015 Fund	Commingled Investments	—	29,788,730
	Vanguard Target Retirement 2020 Fund	Commingled Investments	—	46,274,285
	Vanguard Target Retirement 2025 Fund	Commingled Investments	—	53,696,595
	Vanguard Target Retirement 2030 Fund	Commingled Investments	—	60,333,203
	Vanguard Target Retirement 2035 Fund	Commingled Investments	—	67,875,960
	Vanguard Target Retirement 2040 Fund	Commingled Investments	—	58,127,511
	Vanguard Target Retirement 2045 Fund	Commingled Investments	—	43,648,754
	Vanguard Target Retirement 2050 Fund	Commingled Investments	—	40,446,721
	Vanguard Target Retirement Income	Commingled Investments	—	18,160,185

	Commingled Investments			$977,799,009

Registered Investment Companies:

	Aberdeen Asia Pacific Income Fd Inc	Registered Investment Company	—	23,531
	Acadian Emerging Markets Port Instl	Registered Investment Company	—	5,168
	Aegis Value Fund Inc	Registered Investment Company	—	6,659
	Aim European Growth Investors	Registered Investment Company	—	1,138
	Akre Focus Fund Retail	Registered Investment Company	—	11,481
*	Alliancebernstein Global High Income Fund Inc	Registered Investment Company	—	10,380
	Alps ETF Tr Equal Sector Weight ETF	Registered Investment Company	—	17,612

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Alps ETF Trust Sector Dividend Dogs ETF	Registered Investment Company	—	3,487
Amana Mutual Fund Trust Income	Registered Investment Company	—	36,557
Amer Century Target Maturities Tr 2020	Registered Investment Company	—	40,552
American Capital Income Builder Cl F	Registered Investment Company	—	39,213
American Capital World Grth & Inc A	Registered Investment Company	—	11,894
American Century Equity Income	Registered Investment Company	—	24,183
American Century Heritage	Registered Investment Company	—	2,759
American Europacific Growth Class A	Registered Investment Company	—	27,680
American Europacific Growth Class F	Registered Investment Company	—	10,636
American Europacific Growth Fund	Registered Investment Company	—	11,481
American High-Income Class F	Registered Investment Company	—	13,978
American Income Fund of America Class A	Registered Investment Company	—	8,998
American Income Fund of America Class F	Registered Investment Company	—	48,256
American Mutual Fund Class A	Registered Investment Company	—	9,984
American New Economy Fund Class A	Registered Investment Company	—	11,435
American New Perspective Class A	Registered Investment Company	—	36,795
American New World Fund Class A	Registered Investment Company	—	10,427
American Smallcap World Class F1	Registered Investment Company	—	10,677
Ariel Appreciation	Registered Investment Company	—	58,591
Ariel Growth Class A	Registered Investment Company	—	16,273
Artio International Equity Fund	Registered Investment Company	—	13,622
Artisan Global Equity Fund Investor	Registered Investment Company	—	21,685
Artisan International Investor Class	Registered Investment Company	—	14,395
Artisan Intl Value Fund Inv Cl	Registered Investment Company	—	15,510
Barclays Bank Plc	Registered Investment Company	—	1,170
Barclays Bk Plc Ipath Etns Lkd MSCI India	Registered Investment Company	—	9,114
Barclays Bk Plc Ipath S&P 500 Vix	Registered Investment Company	—	1,064
Barclays Global Investors Funds Inc Ipath	Registered Investment Company	—	265
Baron Partners Fund	Registered Investment Company	—	43,730
Berkshire Focus Fund	Registered Investment Company	—	4,454
Blackrock Equity Dividend Fd-Instl	Registered Investment Company	—	45,962
Blackrock Global Allocation Fd-Instl	Registered Investment Company	—	28,803
Brandywine Blue	Registered Investment Company	—	11,504
Bridgeway Aggressive Investor 1	Registered Investment Company	—	196,699
Bridgeway Small Cap Growth Cl N	Registered Investment Company	—	24,091
Brown Capital Mgt Small Company Inv	Registered Investment Company	—	8,338
Buffalo Mid Cap Fund	Registered Investment Company	—	8,530
Buffalo Small Cap Growth	Registered Investment Company	—	31,085
Clipper	Registered Investment Company	—	12,539
Columbia Acorn International	Registered Investment Company	—	12,585
Columbia Dividend Income Fund	Registered Investment Company	—	12,462
Columbia Marsico Intl Opp Prim	Registered Investment Company	—	5,513
Columbia Real Estate Equity	Registered Investment Company	—	61,314
Columbia Small Cap Core	Registered Investment Company	—	3,917
Columbia Strategic Income Fd	Registered Investment Company	—	7,194
Columbia Value And Restructuring	Registered Investment Company	—	51,570
CRM Mid Cap Value Investor Shares	Registered Investment Company	—	19,922
Deutsche Bk AG London Brh Powershares Db	Registered Investment Company	—	31,620
Diamond Hill Small Cap Fund Class I	Registered Investment Company	—	26,347

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Direxion Latin America Bull 2X Inv	Registered Investment Company	—	1
Direxion Shs ETF Tr Daily 20+ Yr Treasury Bear	Registered Investment Company	—	36,380
Direxion Shs ETF Tr Daily Finl Bear	Registered Investment Company	—	6,450
Direxion Shs ETF Tr Daily Gold Miners Bull	Registered Investment Company	—	329
Direxion Shs ETF Tr Daily Real Estate Bear	Registered Investment Company	—	4,183
Direxion Shs ETF Tr Daily Small Cap Bear	Registered Investment Company	—	2,121
Dodge & Cox Income	Registered Investment Company	—	115,535
Dodge & Cox Internatl Stock Fund	Registered Investment Company	—	112,218
Dodge & Cox Stock	Registered Investment Company	—	165,899
Doubleline Floating Rate Fund	Registered Investment Company	—	20,201
Doubleline Low Duration Bond	Registered Investment Company	—	30,234
Doubleline Total Return Bond Fd	Registered Investment Company	—	24,793
Dreyfus Bond Market Index Class R	Registered Investment Company	—	42,166
Dreyfus Opportunisti Midcap Value	Registered Investment Company	—	17,187
Dreyfus Premier Greater China	Registered Investment Company	—	1,039
Driehaus Internatl Discovery	Registered Investment Company	—	13,233
DWS Alternative Asset Allocation	Registered Investment Company	—	3,212
DWS Rref Real Estate Security	Registered Investment Company	—	3,408
DWS S&P 500 Index	Registered Investment Company	—	8,218
DWS Select Alternati Ve Allocation Fund	Registered Investment Company	—	6,963
Eagle Small Cap Growth Fund	Registered Investment Company	—	10,051
Eaton Vance Worldwide Health Sciences	Registered Investment Company	—	3,269
Fairholme Fund	Registered Investment Company	—	18,535
Fam Value	Registered Investment Company	—	128,521
Fidelity Advisor Mid Cap Ii	Registered Investment Company	—	3,880
Fidelity Advisor New Insights	Registered Investment Company	—	41,845
Fidelity Canada	Registered Investment Company	—	5,964
Fidelity Capital & Income	Registered Investment Company	—	83,296
Fidelity Capital Appreciation	Registered Investment Company	—	28,781
Fidelity Contrafund	Registered Investment Company	—	220,414
Fidelity Convertible Securities	Registered Investment Company	—	14,330
Fidelity Diversified International	Registered Investment Company	—	71,724
Fidelity Dividend Growth	Registered Investment Company	—	32,850
Fidelity Emerging Markets	Registered Investment Company	—	48,731
Fidelity Freedom 2025	Registered Investment Company	—	8,207
Fidelity High Income	Registered Investment Company	—	47,983
Fidelity Inflation Protected Bond	Registered Investment Company	—	8,548
Fidelity International Real Estate Fund	Registered Investment Company	—	17,178
Fidelity International Small Cap	Registered Investment Company	—	10,727
Fidelity International Discovery	Registered Investment Company	—	68,960
Fidelity Large Capital Stock	Registered Investment Company	—	4,573
Fidelity Latin America	Registered Investment Company	—	20,858
Fidelity Leveraged Company Stock	Registered Investment Company	—	4,374
Fidelity Low Priced Stock	Registered Investment Company	—	34,907
Fidelity Mega Cap Stock Fund	Registered Investment Company	—	6,871
Fidelity Mid Cap Enhanced Index Fund	Registered Investment Company	—	4,541
Fidelity Mid Cap Value	Registered Investment Company	—	5,763
Fidelity New Markets Income	Registered Investment Company	—	60,503
Fidelity Select Biotechnology	Registered Investment Company	—	214,527

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fidelity Select Chemicals	Registered Investment Company	—	12,617
Fidelity Select Energy Service	Registered Investment Company	—	9,603
Fidelity Select Natural Resources	Registered Investment Company	—	29,846
Fidelity Select Technology	Registered Investment Company	—	3,816
Fidelity Small Cap Discovery Fund	Registered Investment Company	—	25,913
Fidelity Strategic Income	Registered Investment Company	—	25,050
Fidelity Value	Registered Investment Company	—	2,693
Fidelity Value Strategies	Registered Investment Company	—	3,741
First Tr Exchange Traded Fd	Registered Investment Company	—	12,630
Forward Global Emerg Markets Instl	Registered Investment Company	—	752
Forward Internationl Equity Fund	Registered Investment Company	—	4,149
FPA Crescent Instl	Registered Investment Company	—	80,845
Franklin Global Real Estate Adv	Registered Investment Company	—	7,405
Franklin Growth Class C	Registered Investment Company	—	9,079
Franklin Strategic Inc	Registered Investment Company	—	10,064
Franklin Strategic Income Class A	Registered Investment Company	—	17,239
Franklin Temp Mutual Series Class R	Registered Investment Company	—	23,246
Franklin Utilities Advisor Class	Registered Investment Company	—	8,971
Fund*X Upgrader Fund	Registered Investment Company	—	27,005
Fundamental Investors	Registered Investment Company	—	43,821
Gabelli Utilities Fund Class C	Registered Investment Company	—	10,347
Gamco Growth Fund N/C	Registered Investment Company	—	13,247
Global Resources Fund	Registered Investment Company	—	1,672
Global X Fds Global Uranium ETF	Registered Investment Company	—	2,031
Global X Fds Global X Lithium ETF	Registered Investment Company	—	3,902
Global X Funds Global X Superdiv ETF	Registered Investment Company	—	15,249
Goldman Sachs Asset Alloc Growth Strat C	Registered Investment Company	—	15,936
Goldman Sachs Mid Cap Val Fd Cl Svc	Registered Investment Company	—	4,851
Greenspring Fund	Registered Investment Company	—	23,258
Growth Fund of America	Registered Investment Company	—	24,184
Guggenheim BRIC ETF	Registered Investment Company	—	10,395
Hancock Horizon Burkenroad Sml Cap D	Registered Investment Company	—	242,556
Hancock John Pfd Equity Income Fd	Registered Investment Company	—	57,120
Harbor Bond Inst.	Registered Investment Company	—	116,540
Harbor International	Registered Investment Company	—	97,180
Harbor International Investor Shares	Registered Investment Company	—	68,093
Hartford Small Cap Growth Fd	Registered Investment Company	—	223
Heartland Value	Registered Investment Company	—	24,309
Hennessy Focus Fund Investor Class	Registered Investment Company	—	3,518
Hodges Fund	Registered Investment Company	—	2,398
Hussman Strategic Growth	Registered Investment Company	—	12,122
Hussman Strategic Total Return	Registered Investment Company	—	11,876
Icon Healthcare	Registered Investment Company	—	10,674
Invesco Intl Growth Fund Class A	Registered Investment Company	—	7,003
Invesco Small Companies Cl Y	Registered Investment Company	—	21,240
Invesco Value Mun In	Registered Investment Company	—	56,105
Invesco Van Kampen Equity And Income C	Registered Investment Company	—	23,430
Ishares 1-3 Year Treasury Bond ETF	Registered Investment Company	—	28,942
Ishares Barclays U S Aggregate Bd Fd	Registered Investment Company	—	36,286

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Ishares Comex Gold Trust Ishares ETF	Registered Investment Company	—	7,826
	Ishares Iboxx $ Investment Grade Corp Bd Fund	Registered Investment Company	—	55,544
	Ishares Inc MCSI BRIC Index Fd	Registered Investment Company	—	15,928
	Ishares Inc MSCI Australia Index Fund	Registered Investment Company	—	150
	Ishares Inc MSCI Brazil Free Index Fund	Registered Investment Company	—	23,896
	Ishares Inc MSCI Singapore Index Fd	Registered Investment Company	—	39,654
	Ishares MSCI Hong Kong ETF	Registered Investment Company	—	7,004
	Ishares MSCI South Africa ETF	Registered Investment Company	—	19,798
	Ishares Russell 2000 ETF	Registered Investment Company	—	21,886
	Ishares S&P N. American Natural Resources Fd	Registered Investment Company	—	8,678
	Ishares Silver Tr Ishares	Registered Investment Company	—	11,694
	Ishares Tr Cohen & Steers Realty Majors Index Fd	Registered Investment Company	—	36,331
	Ishares Tr FTSE Nareit Mtg Plus Capped Index Fd	Registered Investment Company	—	7,130
	Ishares Tr Iboxx $ High Yield Corp Bd Fd	Registered Investment Company	—	14,118
	Ishares Tr MSCI Eafe Index Fd	Registered Investment Company	—	56,921
	Ishares Tr MSCI Eafe Value Index Fd	Registered Investment Company	—	14,002
	Ishares Tr MSCI Emerging Mkts Index Fd	Registered Investment Company	—	111,528
	Ishares Tr S&P Midcap 400 Index Fd	Registered Investment Company	—	8,924
	Ishares Tr S&P Midcap 400/ Value Index Fd	Registered Investment Company	—	90,617
	Ishares Tr S&P Smallcap 600/ Value Index Fd	Registered Investment Company	—	11,495
	Ishares Tr S&P U S Pfd Stk Index Fd	Registered Investment Company	—	13,333
	Ishares Tr U S Treas Inflation Protected Fd	Registered Investment Company	—	33,625
	Ishares Trust MSCI Usa Minvolatility ETF	Registered Investment Company	—	34,740
	Ishares Trust S&P Smallcap 600 Index Fd	Registered Investment Company	—	27,878
	Iva International Fund	Registered Investment Company	—	10,828
	Ivy Asset Strategy Class R	Registered Investment Company	—	6,498
	Ivy Global Natural Resources Class C	Registered Investment Company	—	6,827
	Ivy Mid Cap Growth	Registered Investment Company	—	9,926
	Janus Balanced	Registered Investment Company	—	64,310
	Janus Fund Class T Shares	Registered Investment Company	—	7,445
	Janus Global Life Sciences Fund	Registered Investment Company	—	12,188
	Janus Mercury	Registered Investment Company	—	16,285
	Janus Overseas	Registered Investment Company	—	14,932
	Janus Triton Fund Class I	Registered Investment Company	—	33,638
	Janus Triton Fund Class T	Registered Investment Company	—	73,966
	Janus Worldwide Fund Class T	Registered Investment Company	—	9,739
	Kinetics Small Cap Opportunities	Registered Investment Company	—	23,986
	Laudus Mondrian Emrg Markets Invst	Registered Investment Company	—	18,469
	Lazard Developing Mrkts Eq	Registered Investment Company	—	1,755
	Liberty All Star Equity Fd	Registered Investment Company	—	142
*	Loomis Sayles Bond Retail Shares	Registered Investment Company	—	78,813
*	Loomis Sayles Global Bond Retail	Registered Investment Company	—	8,888
*	Loomis Sayles Invst Grade Bond	Registered Investment Company	—	8,651
	Lord Abbett Floating Rate Inc Fd	Registered Investment Company	—	30,420
	Mainstay Marketfield Fund Class I	Registered Investment Company	—	2,280
	Managers Fremont Micro-Cap Fund N/C	Registered Investment Company	—	34,162
	Managers Intermediat Duration Government	Registered Investment Company	—	23,383
	Manning & Napier Equity Series	Registered Investment Company	—	74,410
	Manning & Napier Overseas Series	Registered Investment Company	—	3,611

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Manning & Napier Pro Blend Max Term Ser	Registered Investment Company	—	1,247
	Market Vectors ETF Tr Africa ETF	Registered Investment Company	—	10,100
	Market Vectors ETF Tr Agribusiness ETF	Registered Investment Company	—	5,483
	Market Vectors Uranium+Nuclear Energy ETF	Registered Investment Company	—	10,121
	Marsico Internat’L Opportunities	Registered Investment Company	—	33,865
	Matthews Asia Dividend Fund	Registered Investment Company	—	13,883
	Matthews Dragon Century China	Registered Investment Company	—	2,068
	Matthews India Fund	Registered Investment Company	—	4,187
	Matthews Pacific Tiger	Registered Investment Company	—	496
	Merger Fund	Registered Investment Company	—	50,855
	Meridian Fund	Registered Investment Company	—	43,791
	Merk Hard Currency Fund Investor	Registered Investment Company	—	10,866
	Metropolitan West Tot Return Bond	Registered Investment Company	—	1,185
	Neuberger Berman Focus Investor	Registered Investment Company	—	5,411
	Neuberger Berman Real Estate Trust	Registered Investment Company	—	29,803
	Nuveen Quality Pfd Income Fd 2	Registered Investment Company	—	126,170
	Oakmark Equity & Income Fd	Registered Investment Company	—	303,385
	Oakmark Fund	Registered Investment Company	—	135,539
	Oakmark International	Registered Investment Company	—	103,754
	Oakmark International Small Cap	Registered Investment Company	—	9,756
	Oppenheimer Dev Markets Fd Class Y	Registered Investment Company	—	7,014
	Oppenheimer Dev Markets	Registered Investment Company	—	27,355
	Oppenheimer Dev Markets Fd Class A	Registered Investment Company	—	8,379
	Oppenheimer Int’L Growth Class A	Registered Investment Company	—	10,488
	Parnassus Equity Income Portfolio	Registered Investment Company	—	72,841
	Parnassus Fund	Registered Investment Company	—	6,709
	Parnassus Small Cap	Registered Investment Company	—	2,468
	Parnassus Workplace	Registered Investment Company	—	2,960
	Perkins Mid Cap Value Class I	Registered Investment Company	—	9,753
	Permanent Portfolio Family of Fds	Registered Investment Company	—	161,148
	Permanent Versatile Bond Portfolio	Registered Investment Company	—	11,353
	PFG Core Equity Fund - Investor	Registered Investment Company	—	13,553
	PFG Explorer Fund Investor Class	Registered Investment Company	—	1,376
	PFG Strategic Conservative Invst	Registered Investment Company	—	11,317
*	PIMCO All Asset Fund Class D	Registered Investment Company	—	10,927
*	PIMCO All Asset Inst Class	Registered Investment Company	—	304,723
*	PIMCO Income Fund	Registered Investment Company	—	9,865
*	PIMCO Real Return Class D	Registered Investment Company	—	66,274
*	PIMCO Stocksplus Tr Short Strategy	Registered Investment Company	—	10,107
*	PIMCO Total Return Class A	Registered Investment Company	—	36,526
*	PIMCO Total Return Class D	Registered Investment Company	—	12,974
	Powershares Db Commodity Index Tracking Fd	Registered Investment Company	—	4,414
	Powershares Db Multi Sector Commodity	Registered Investment Company	—	36,761
	Powershares Exchange Traded Fds High Yield Eqty	Registered Investment Company	—	5,475
	Powershares Fd Emerging Markets Debt Portfolio	Registered Investment Company	—	13,500
	Powershares Ftse Rafi Developed Markets	Registered Investment Company	—	10,327
	Powershares Ftse Rafi Us 1000	Registered Investment Company	—	57,727
	Powershares Fundamental Invt Grade Corp Bd	Registered Investment Company	—	8,442
	Powershares Inter Dvd Achiev funds	Registered Investment Company	—	29,506

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Powershares Qqq Tr Unit Ser 1	Registered Investment Company	—	98,578
Primecap Odyssey Aggressive Grwth Fd	Registered Investment Company	—	16,628
Primecap Odyssey Growth Fund	Registered Investment Company	—	25,917
Primecap Odyssey Sto Ck Fund	Registered Investment Company	—	9,177
Principal Largecap Growth Fund	Registered Investment Company	—	113
Principal Midcap Fund	Registered Investment Company	—	4,013
Proshares Tr Ii Proshares Ultrashort Euro	Registered Investment Company	—	5,118
Proshares Tr Ii Ultra Vix Short Term Futures ETF	Registered Investment Company	—	1,678
Proshares Tr Ultrapro Russell2000	Registered Investment Company	—	12,669
Proshares Tr Ultrashort Financials	Registered Investment Company	—	157
Proshares Tr Ultrashort Ftse/Xinhua China 25	Registered Investment Company	—	6,112
Proshares Trust Ultra Financials	Registered Investment Company	—	50,501
Proshares Ultra Gas Proshares	Registered Investment Company	—	6,606
Proshares Ultra QQQ Proshares	Registered Investment Company	—	69,978
Proshares Ultra S&P 500 Proshares	Registered Investment Company	—	52,915
Prudential Defensive Equity Class C	Registered Investment Company	—	18,978
Prudential Jennison Natural Resources	Registered Investment Company	—	6,593
Putnam High Income Conv & Bd Fd	Registered Investment Company	—	20,650
Rivernorth Core Oppportunity Fund	Registered Investment Company	—	42,710
Rivernorth/Double Line Strategic Inc R	Registered Investment Company	—	164,136
Royce Low Priced Stock Fund	Registered Investment Company	—	102,950
Royce Microcap	Registered Investment Company	—	152,020
Royce Opportunity Fund	Registered Investment Company	—	12,603
Royce Pa Mutual	Registered Investment Company	—	230,205
Royce Premier Series	Registered Investment Company	—	71,484
Royce Special Equity	Registered Investment Company	—	20,669
Royce Total Return Fund	Registered Investment Company	—	61,733
Rs Global Natl Resources Fd Cl K	Registered Investment Company	—	3,170
Rs Global Natural Resources Fund Cl Y	Registered Investment Company	—	8,909
Schroder Emerging Market Equity Adv	Registered Investment Company	—	55,245
Schwab 1000 Index Fund	Registered Investment Company	—	24,058
Schwab Fundamental Emg Mkts Index Instl	Registered Investment Company	—	11,931
Schwab Monthly Inc Enhanced Payout	Registered Investment Company	—	27,329
Schwab Strategic Tr Us Tips ETF	Registered Investment Company	—	52,454
Scout International Fund	Registered Investment Company	—	1,201
Sector SPDR Tr Shs Ben Int Financial	Registered Investment Company	—	4,372
Sector SPDR Tr Shs Ben Int Technology	Registered Investment Company	—	5,476
Sector SPDR Tr Shs Ben Int Utilities	Registered Investment Company	—	65,133
Select Energy	Registered Investment Company	—	18,874
Select Medical Delivery	Registered Investment Company	—	63,212
Select Natural Gas	Registered Investment Company	—	2,739
Select Sector SPDR Tr Health Care	Registered Investment Company	—	44,506
Selected American Shares	Registered Investment Company	—	114,907
Shelton S&P Mid Cap Index	Registered Investment Company	—	16,262
Skyline Special Equities N/C	Registered Investment Company	—	20,826
Southernsun Small-Cap Investor	Registered Investment Company	—	8,607
Spartan 500 Index Fd Investor Class	Registered Investment Company	—	7,435
Spartan Intl Index Investor Class	Registered Investment Company	—	7,298
Spartan S/T Treas Bd Investor Class	Registered Investment Company	—	8,833

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Spartan Small Cap Index Investor	Registered Investment Company	—	7,769
	Spartan Total Mkt Indx Fid Advantage Class	Registered Investment Company	—	46,380
	SPDR Dow Jones Indl Average ETF	Registered Investment Company	—	8,274
	SPDR Gold Tr Gold Shs	Registered Investment Company	—	172,322
	SPDR Index Dj Wilshire Intl Real Estate ETF	Registered Investment Company	—	18,145
	SPDR Index S&P Emerging Europe ETF	Registered Investment Company	—	4,870
	SPDR S&P 500 ETF Trust Unit Ser 1 S&P	Registered Investment Company	—	212,985
	SPDR Ser Tr Dj Wilshire Reit ETF	Registered Investment Company	—	48,471
	SPDR Ser Tr Dow Jones Mid Cap ETF	Registered Investment Company	—	15,627
	SPDR Ser Tr S&P Bk ETF	Registered Investment Company	—	59,706
	SPDR Ser Tr S&P Pharmaceuticals ETF	Registered Investment Company	—	13,547
*	SSgA Emerging Markets	Registered Investment Company	—	27,936
*	SSgA International Stock Selection	Registered Investment Company	—	8,819
	T Rowe Price Blue Chip Growth Inc	Registered Investment Company	—	27,828
	T Rowe Price Cap Appreciation	Registered Investment Company	—	684,582
	T Rowe Price Corporate Income	Registered Investment Company	—	120,153
	T Rowe Price Emerg Euro & Mediterranean	Registered Investment Company	—	2,688
	T Rowe Price Emrg Mkts Local Cur Inv	Registered Investment Company	—	17,111
	T Rowe Price Equity Income	Registered Investment Company	—	30,483
	T Rowe Price Growth Stock Advisor	Registered Investment Company	—	4,432
	T Rowe Price Health Sciences	Registered Investment Company	—	33,382
	T Rowe Price High Yield Bond	Registered Investment Company	—	45,258
	T Rowe Price International Bond	Registered Investment Company	—	8,654
	T Rowe Price Intl Discovery Fund	Registered Investment Company	—	98,106
	T Rowe Price Int’L Emerging Market Bond	Registered Investment Company	—	30,203
	T Rowe Price Latin America Fund	Registered Investment Company	—	8,943
	T Rowe Price Media & Telecommunications	Registered Investment Company	—	4,834
	T Rowe Price Mid Cap Growth	Registered Investment Company	—	21,368
	T Rowe Price Mid Cap Value	Registered Investment Company	—	28,569
	T Rowe Price New Horizons Fd Inc	Registered Investment Company	—	33,880
	T Rowe Price Ret 2040 Fd	Registered Investment Company	—	6,542
	T Rowe Price Rtmt 2015 Advisor Class	Registered Investment Company	—	27,516
	T Rowe Price Rtmt 2025 Fund Adv Shrs	Registered Investment Company	—	29,875
	T Rowe Price Rtmt Fund 2040 Adv Shrs	Registered Investment Company	—	6,555
	T Rowe Price Small Cap Value Fund	Registered Investment Company	—	1,565
	T Rowe Price Value	Registered Investment Company	—	32,989
	TCW Div Focused	Registered Investment Company	—	32,752
	TCW Emerging Mkts Income	Registered Investment Company	—	7,739
	TCW Total Return Bond Class I	Registered Investment Company	—	60,345
	TCW Total Return Bond Class N	Registered Investment Company	—	78,816
	Templeton Emerging Markets Inc Fd	Registered Investment Company	—	2,730
	Templeton Emerging Mrtks Small Cap A	Registered Investment Company	—	6,544
	Templeton Global Bond Advisor Class	Registered Investment Company	—	6,565
	Templeton Global Bond Class A	Registered Investment Company	—	9,735
	Templeton Global Bond Class C	Registered Investment Company	—	51,975
	Templeton Global Bond Fund	Registered Investment Company	—	37,669
	Teton Westwood Equity	Registered Investment Company	—	1,402
	Teton Westwood Mighty Mites Fd Aaa	Registered Investment Company	—	36,613
	The Contrarian Fund N/C	Registered Investment Company	—	30,274

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
The Delafield Fund	Registered Investment Company	—	2,803
Third Avenue Value	Registered Investment Company	—	5,795
Thompson Plumb Growth Fund	Registered Investment Company	—	167
Thornburg Intl Value Cl Instl	Registered Investment Company	—	29,124
Timothy Plan Conserv Growth Cl C	Registered Investment Company	—	21,888
Timothy Plan Fixed Income Class C	Registered Investment Company	—	4,012
Timothy Plan Strateg Ic Growth Cl C	Registered Investment Company	—	12,213
Tocqueville Gold Fund	Registered Investment Company	—	762
Touchstone Sands Capital Instl Grwth	Registered Investment Company	—	14,999
Touchstone Small Cap Value	Registered Investment Company	—	13,900
Tributary Growth Oppt Instl	Registered Investment Company	—	6,561
Tweedy Browne Global Value Fund	Registered Investment Company	—	123,137
UBS AG Jersey Brh Exchange Traded Access Secs	Registered Investment Company	—	2,694
UBS AG London 2X Leveraged Long Exchange	Registered Investment Company	—	2,980
Undiscovered Mgrs Behavior Value Instl	Registered Investment Company	—	15,354
United Sts Oil Fd LP	Registered Investment Company	—	4,768
US Global Region East European	Registered Investment Company	—	2,192
Value Line Small Cap Growth	Registered Investment Company	—	43,092
Vanguard 500 Index Fd Investor Shs	Registered Investment Company	—	210,606
Vanguard Balanced Index Investor Class	Registered Investment Company	—	8,632
Vanguard Bd Index Fd Inc Total Bd Market ETF	Registered Investment Company	—	16,818
Vanguard Developed Mrkts Index Inv	Registered Investment Company	—	40,876
Vanguard Dividend Growth Investor	Registered Investment Company	—	7,115
Vanguard Energy Investor Fund	Registered Investment Company	—	234,703
Vanguard Equity Income Admiral Fd	Registered Investment Company	—	11,779
Vanguard Equity Income Investor	Registered Investment Company	—	14,857
Vanguard Fi High Yld Corp Investor	Registered Investment Company	—	6,889
Vanguard Global Equity Investor	Registered Investment Company	—	28,054
Vanguard Gnma Investor	Registered Investment Company	—	4
Vanguard Growth Index Investor	Registered Investment Company	—	10,395
Vanguard Index Fds Mid-Cap Value Index Viper	Registered Investment Company	—	6,074
Vanguard Index Fds Vanguard Growth Vipers	Registered Investment Company	—	23,506
Vanguard Index Fds Vanguard Large Cap Vipers	Registered Investment Company	—	21,936
Vanguard Index Fds Vanguard Small Cap Value	Registered Investment Company	—	7,438
Vanguard Index Fds Vanguard Small Cap Vipers	Registered Investment Company	—	10,995
Vanguard Index Fds Vanguard Total Stk Mkt ETF	Registered Investment Company	—	9,592
Vanguard Index Fds Vanguard Value Vipers	Registered Investment Company	—	5,800
Vanguard Index Trust Sm Cap Grwth Inv	Registered Investment Company	—	63,723
Vanguard Inflation Protected Secs Inv	Registered Investment Company	—	56,905
Vanguard Intermed Term Tax Exempt Inv	Registered Investment Company	—	1,387
Vanguard Internatnal Explorer Investor	Registered Investment Company	—	17,564
Vanguard Inter-Term Bond Index Port Inv	Registered Investment Company	—	77,399
Vanguard Intl Equity Index Fds Ftse Europe ETF	Registered Investment Company	—	5,880
Vanguard Intl Equity MSCI Emerging Mkts ETF	Registered Investment Company	—	92,691
Vanguard Long Term Us Treasury Investor	Registered Investment Company	—	31,749
Vanguard Malvern Short-Term Inflation Protected	Registered Investment Company	—	72,280
Vanguard Mid Cap Index Investor	Registered Investment Company	—	197,743
Vanguard Mid Cap Value Index Inv	Registered Investment Company	—	9,411
Vanguard Pacific Stock Index Inv	Registered Investment Company	—	7,376

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Vanguard Precious Metals & Mining Inv	Registered Investment Company	—	2,935
Vanguard Reit Index Investor	Registered Investment Company	—	134,041
Vanguard Reit Index Signal Shares	Registered Investment Company	—	10,469
Vanguard Scottsdale Fds Short Term Corp	Registered Investment Company	—	27,413
Vanguard Sector Index Fds Finls Vipers	Registered Investment Company	—	16,531
Vanguard Sector Index Fds Consumer Staples	Registered Investment Company	—	18,945
Vanguard Sector Index Fds Energy Vipers	Registered Investment Company	—	12,643
Vanguard Index Fds Information Technology	Registered Investment Company	—	3,663
Vanguard Index Fds Telecommunication Svcs	Registered Investment Company	—	16,446
Vanguard Sector Index Fds Utils Vipers	Registered Investment Company	—	17,815
Vanguard Short Term Bond Index Investor	Registered Investment Company	—	146,890
Vanguard Small Cap Stock Ind Trust Inv	Registered Investment Company	—	99,204
Vanguard Specialized Portfolios Div Appreciation	Registered Investment Company	—	43,739
Vanguard Strategic Equity Investor	Registered Investment Company	—	5,448
Vanguard Target Retirement 2040 Fd	Registered Investment Company	—	6,344
Vanguard Total Intl Stock Index Inv	Registered Investment Company	—	7,144
Vanguard Total Stock Mrkt Signal	Registered Investment Company	—	114,850
Vanguard Total Stock Market Investor	Registered Investment Company	—	68,117
Vanguard Value Index Investor	Registered Investment Company	—	16,319
Vanguard Wellington Investor	Registered Investment Company	—	126,214
Vanguard Whitehall Fds High Dividend Yield	Registered Investment Company	—	5,639
Vanguard Windsor Ii Investor	Registered Investment Company	—	59,844
Villere Balanced	Registered Investment Company	—	2,397
Virtus Alternatives Diversifier	Registered Investment Company	—	9,239
Wasatch Hoisington Us Treasury	Registered Investment Company	—	11,010
Wasatch Micro-Cap Value Fund	Registered Investment Company	—	3,762
Weitz Value	Registered Investment Company	—	3,502
Wells Fargo Premier Large Co Grwth Admin	Registered Investment Company	—	62,480
William Blair Small Cap Growth Class N	Registered Investment Company	—	14,409
Wisdomtree Emerg Mkts Equity Income Fund	Registered Investment Company	—	67,360
Wisdomtree Tr Europe Smallcap Divid Fd	Registered Investment Company	—	292
World Precious Minerals Fund	Registered Investment Company	—	284
Yacktman Focused Service Class	Registered Investment Company	—	187,298
Yacktman Fund Service Class	Registered Investment Company	—	291,405

Registered Investment Companies			$14,878,864

Notes Receivables from Participants	Interest rates range from 3.25% to 10.5%		$47,054,017

Collateral Held on Loaned Securities

	* SSgA Quality D Short-term Investment Fund	—	$14,077,995

	Total Investments		$2,386,515,469

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 25, 2014	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee